Redacted Version

SUPPORT AGREEMENT

THIS SUPPORT AGREEMENT dated as of January 31, 2017 (as amended, supplemented or otherwise modified from time to time, the “Agreement”), is entered into by and among:

(a)	Banro Corporation (“Banro”) and its undersigned direct and indirect subsidiaries (each, including Banro, a “Company Party” and collectively, the “Company”);

(b)

Resource FinanceWorks Limited, RFW Banro Investments Limited, Baiyin International Investment Limited and affiliates thereof within the direct or indirect control of Baiyin Nonferrous Group Company, Limited (collectively, “RFW”);

(c)	Gramercy Funds Management LLC, as agent for and on behalf of the funds and accounts for whom it acts as investment manager or advisor as identified on its signature page hereto (“Gramercy”);

(d)

[Redacted] being funds and accounts under management by BlackRock Investment Management (UK) Limited in its capacity as investment manager are collectively referred to herein (unless otherwise specified) as “BlackRock”);

(e)	[Redacted];

(f)	[Redacted]; and

(g)

each of the other parties hereto (together with RFW, Gramercy, [Redacted] and BlackRock, the “Consenting Parties” and each a “Consenting Party”) by executing a consent agreement in the form of Schedule “B”(a “Consent Agreement”).

RECITALS

WHEREAS the Consenting Parties include, inter alia (i) holders of 10.00% senior secured notes of Banro due March 1, 2017 (“Existing Notes”) issued pursuant to that certain indenture dated as of March 2, 2012 among Banro, the guarantors signatory thereto and Equity Financial Trust Company, as trustee and collateral agent, (ii) lenders under the term loan facility agreement dated as of December 31, 2015, as amended, among Namoya Mining S.A. (“Namoya”), as borrower, Banro and certain of its subsidiaries, as guarantors, and RFW Banro Investments Limited and Gramercy, as lenders (the “Term Loan” and the loans, commitments and other obligations held by the applicable lenders thereunder, the “Term Loan Claims”), (iii) a lender under the loan agreement dated July 15, 2016 among Twangiza Mining S.A. (“Twangiza”) and Baiyin International Investment Ltd, (an affiliate of RFW) as lender (the “Dore Loan” and the loans, commitments and other obligations held by the lender thereunder, the “Dore Loan Claims”), (iv) holders of the exchangeable preferred shares of Namoya (Barbados) Limited and/or the exchangeable preferred shares of Twangiza (Barbados) Limited (the “Exchangeable Preferred Shares”) (v) holders of the Series A Preference Shares of Banro (the “Series A Preference Shares”), (vi) holders of the Series B Preference Shares of Banro (the “Series B Preference Shares”), and the preferred shares of Banro Group (Barbados) Limited (“BGB”) (the “Barbados Preferred Shares”) issued in connection with the Series B Preference Shares, and/or (vii) holders of common shares of Banro (the “Common Shares”).

AND WHEREAS, the Company, the Consenting Parties (each a “Party” and collectively, the “Parties”) and their respective advisors have engaged in good-faith negotiations regarding a comprehensive recapitalization transaction (the “Recapitalization”) pursuant to which, among other things: (i) the Existing Notes and the Term Loan Claims (collectively, the “Affected Debt Instruments”) will be exchanged for new senior secured notes issued by Banro (and to be assumed by BGB pursuant to the CBCA Plan) (the “New Senior Secured Notes”) and Common Shares (which New Senior Secured Notes and Common Shares shall be on terms and conditions as set forth in the New Senior Secured Notes Term Sheet attached as Schedule “D” hereto (the “New Notes Term Sheet”)), (ii) the Exchangeable Preferred Shares, the Series A Preference Shares, the Series B Preference Shares and the Barbados Preferred Shares (collectively, the “Affected Equity Instruments” and, together with the Affected Debt Instruments, the “Affected Instruments”) will be exchanged for Common Shares or purchased by certain of the Consenting Parties, as applicable; (iii) the Dore Loan will be amended to extend the maturity date of the Dore Loan to February 28, 2020 (the “Dore Loan Amendment”); and (iv) RFW and Gramercy will purchase a $45 million secured gold forward (the “RFW-Gramercy Gold Forward”) from Namoya on the terms and conditions set forth in the Gold Forward Term Sheet attached as Schedule “E” hereto (the “Gold Forward Term Sheet” and, together with the New Notes Term Sheet, the “Term Sheets”), $6.5 million of which will replace the Interim Term Loan (as defined below, if funded), and (v) subject to reaching agreement on definitive documents (acceptable to each of Gramercy and Banro in their sole discretion), Gramercy will lend $6.5 million to Namoya by way of an interim term loan (the “Interim Term Loan”) on terms substantially similar to the Term Loan except that it will have a maturity date of April 14, 2017.

AND WHEREAS, the Parties intend to implement the Recapitalization in accordance with the terms and conditions contained herein and in the Schedules hereto, and pursuant to a recapitalization plan substantially in the form attached as Schedule “C” hereto (the “CBCA Plan”), to be filed in respect of the Company in proceedings (the “Proceedings”) under the Canada Business Corporations Act (the “CBCA”, and such Proceedings being referred to as the “CBCA Proceedings”) or, in certain limited circumstances set forth herein, the Companies’ Creditors Arrangement Act (the “CCAA” and such Proceedings being referred to as the “CCAA Proceedings”).

AND WHEREAS, capitalized terms used but not otherwise defined in the main text of this Agreement have the meanings ascribed to such terms in Schedule “A”.

NOW THEREFORE, the Parties hereby agree as follows:

2.	Terms of the Recapitalization

(a)

The terms of the Recapitalization as agreed among the Parties and to be implemented in accordance with the terms of this Agreement (the “Recapitalization Terms”) are set forth in the Term Sheets and the CBCA Plan, each of which is incorporated herein and made a part of this Agreement. In the case of a conflict between the provisions contained in the text of this Agreement or the Term Sheets and the CBCA Plan, the terms of the CBCA Plan shall govern. In the case of a conflict between the provisions contained in the Term Sheets and the main text of this Agreement, the provisions of the main text of this Agreement shall govern.

(b)	As part of the Recapitalization:

(i)

RFW and Gramercy each agree to purchase, and [Redacted] agrees to sell, [Redacted] of the Barbados Preferred Shares held by [Redacted] for an aggregate purchase price of [Redacted] each, in accordance with the terms of the Barbados Preferred Purchase and Sale Agreement and the CBCA Plan;

(ii)

RFW and Gramercy agree to purchase the RFW-Gramercy Gold Forward from Namoya pursuant to a gold forward purchase agreement in form and substance acceptable to the Company and the Requisite Consenting Parties, each acting reasonably and in accordance with the terms of the Gold Forward Term Sheet (the “Gold Forward Purchase Agreement”), and with respect to $6.5 million of Gramercy’s portion of the RFW- Gramercy Gold Forward, such amount will replace the Interim Term Loan (if funded) with the effect that the Interim Term Loan (if funded) will be cancelled and of no further effect;

(iii)	RFW shall purchase up to $50 million in face value of Existing Notes tendered to the Cash Tender Offer in accordance with the Cash Tender Offer and the CBCA Plan;

(iv)

Each of the applicable Consenting Parties agrees to exchange its Affected Debt Instruments as set forth on its signature page hereto for the New Senior Secured Notes and Common Shares in accordance with the CBCA Plan (and, for greater certainty, agrees that it shall not make a Cash Election with respect to the Existing Notes as set forth on its signature page hereto);

(v)	BGB shall pay all accrued and unpaid dividends on the Barbados Preferred Shares referred to in Section 2(b)(i) above up to and including the Effective Date to [Redacted] in cash;

(vi)

Subject to Section 2(b)(i) above, each of the applicable Consenting Parties agrees to exchange its Affected Equity Instruments and any accrued and unpaid dividends on such Affected Equity Instruments, as applicable, to and including the Effective Date, for Common Shares in accordance with the CBCA Plan; and

(vii)

Subject to reaching agreement on definitive documentation (acceptable to each of Gramercy and Banro in their sole discretion), Gramercy will lend $6.5 million to Namoya, pursuant to the Interim Term Loan, which Interim Term Loan shall bear interest at a rate of 15% per annum.

(c)

Each of RFW and Gramercy represents, warrants and covenants that it has the financial ability and sufficient funds to perform its obligations under this Agreement, including to lend the Interim Term Loan, purchase the RFW-Gramercy Gold Forward and fund the Cash Tender Offer, as applicable, each as contemplated herein.

3.	Representations and Warranties of the Consenting Parties

Each Consenting Party hereby represents and warrants, severally and not jointly, to the Company and each other Consenting Party (and acknowledges that the Company and each other Consenting Party is relying upon such representations and warranties) that:

(a)

It is, as at the date of this Agreement, the sole legal and beneficial holder of (or has sole voting and investment discretion, including discretionary authority to manage or administer funds and vote or direct the voting with respect to):

(i)	the principal amount(s) and/or number, as applicable, of Affected Instruments and Dore Loan Claims set forth on its signature page hereto; and

(ii)

that number of Common Shares set forth on its signature page hereto and no other Common Shares (the “Relevant Shares” and, together with the Affected Instruments and Dore Loan Claims, and any Affected Instruments, Dore Loan Claims and Relevant Shares acquired after the date hereof, the “Relevant Securities”).

(b)

This Agreement has been duly executed and delivered by it, and, assuming the due authorization, execution and delivery by the other Parties, this Agreement constitutes a legal, valid and binding obligation of such Consenting Party, enforceable against such Consenting Party in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors’ rights generally and general principles of equity;

(c)

It is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all necessary power and authority to execute and deliver this Agreement and to perform its obligations hereunder and consummate the transactions contemplated hereby;

(d)

It is a sophisticated party with sufficient knowledge and experience to properly evaluate the terms and conditions of this Agreement; it has conducted its own analysis and made its own decision to enter in this Agreement and has obtained such independent advice in this regard as it deemed appropriate; and it has not relied on the analysis or decision of any Person other than its own independent advisors;

(e)

The execution and delivery of this Agreement by it and the completion by it of its obligations hereunder and the consummation of the transactions contemplated herein do not and will not violate or conflict with any judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to the Consenting Party or any of its properties or assets (subject to obtaining all requisite approvals contemplated by this Agreement);

(f)

Except as contemplated by this Agreement, it has not deposited any of its Relevant Securities into a voting trust, or granted (or permitted to be granted) any proxies or powers of attorney or attorney in fact, or entered into a voting agreement, understanding or arrangement, or granted (or permitted to be granted) any right or privilege (whether by law, pre-emptive or contractual) capable of becoming a voting trust or other agreement, with respect to the voting of its Relevant Securities where such trust, grant, agreement, understanding, arrangement, right or privilege would in any manner restrict the ability of the Consenting Party to comply with its obligations under this Agreement, affecting the Relevant Securities or the ability of any holder thereof to exercise all ownership rights thereto; and

(g)

To the best of its knowledge, there is not now pending or threatened against it or any of its properties, nor has it received notice in respect of, any claim, potential claim, litigation, action, suit, arbitration, investigation or other proceeding before any Governmental Entity that, individually or in the aggregate, would reasonably be expected to materially impede its ability to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement.

4.	Representations and Warranties of the Company

Each Company Party hereby jointly and severally represents and warrants to each Consenting Party (and each Company Party acknowledges that each Consenting Party is relying upon such representations and warranties) that:

(a)

This Agreement has been duly executed and delivered by it, and, assuming the due authorization, execution and delivery by each of the other Parties hereto, this Agreement constitutes a legal, valid and binding obligation of it, enforceable against it in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors’ rights generally and general principles of equity;

(b)

It is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all necessary power and authority to conduct its business as currently being conducted, and to execute and deliver this Agreement and to perform its obligations hereunder and consummate the transactions contemplated hereby and no steps or proceedings have been taken by any Person, voluntary or otherwise, requiring or authorizing its dissolution or winding up;

(c)

The execution and delivery of this Agreement by it and the completion by it of its obligations hereunder and the consummation of the transactions contemplated hereby do not and will not violate or conflict with (i) any judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to it or any of its properties or assets, (ii) its articles, bylaws and constating documents, or (iii) subject to approval of the CBCA Plan, any Material Contract to which it is a party;

(d)

It attorns to the jurisdiction of the Court with respect to all matters relating to the Recapitalization, the CBCA Plan, the Interim Order, the Meeting Order, the Final Order and this Agreement and agrees to be bound by any order of the Court in the CBCA Proceedings;

(e)

To the best of its knowledge, there is no proceeding, claim or investigation pending or threatened against it or any of its properties or assets, nor has it received notice in respect of, any claim, potential claim, litigation, action, suit, arbitration, investigation or other proceeding before any Governmental Entity that, individually or in the aggregate, would reasonably be expected to cause a Material Adverse Change;

(f)

Except as disclosed in the Information or as otherwise disclosed in the Disclosure Letter, it does not have any Material Liabilities as of the date of this Agreement except (i) Liabilities which are reflected and properly reserved against in the Financial Statements or (ii) Liabilities incurred in the ordinary course of business and consistent with past practice since September 30, 2016, and the Disclosure Letter details all Indebtedness that is designated as secured liens pursuant to the Collateral Trust Agreement (the “CTA Secured Indebtedness”);

(g)

Except as disclosed in the Information or as otherwise disclosed in the Disclosure Letter or contemplated by this Agreement and the transactions contemplated hereby, there has not been since September 30, 2016, (i) any Material Adverse Change, (ii) any Material transaction to which the Company is a party outside the ordinary course of business, or (iii) any Material change in the capital or outstanding Liabilities of the Company;

(h)

Other than the other Company Parties and as disclosed in the Disclosure Letter, Banro has no direct or indirect affiliates or subsidiaries nor any investment in any Person or any agreement, option or commitment to acquire any such investment. All of the issued and outstanding common shares in the capital of each such subsidiary have been duly authorized and validly issued, are fully paid and are, except as set forth in the Disclosure Letter, directly or indirectly beneficially owned by Banro, free and clear of any liens or other encumbrances (other than under the Collateral Trust Agreement). None of the outstanding shares of the capital stock of any such subsidiary was issued in violation of the pre-emptive or similar rights of any security holder of such subsidiary. There exist no options, warrants, purchase rights, or other contracts or commitments that could require Banro to sell, transfer or otherwise dispose of any capital stock of any subsidiary;

(i)

As of the date of this Agreement, the authorized share capital of Banro consists of an unlimited number of Common Shares and an unlimited number of preference shares, issuable in series, of which, as of the date hereof, there are 303,482,336 Common Shares, 116,000 Series A Preference Shares and 1,200,000 Series B Preference Shares issued and outstanding;

(j)

Schedule “F” sets forth a complete list of all the issued and outstanding securities of the Company Parties and any Common Shares reserved for issuance as of the date of this Agreement (including for certainty, the Affected Instruments and the Common Shares). As of the date of this Agreement, 54,183,211 Common Shares are reserved for issuance pursuant to Banro’s share based compensation arrangements as well as outstanding warrants of Banro, all as more fully set forth on Schedule “F” attached hereto. Except as set forth above in this Section 4(j) and Schedule “F” hereto, and other than the Exchangeable Preferred Shares, the Barbados Preferred Shares and any rights issued and outstanding under the Shareholder Rights Plan as of the date of this Agreement there are no outstanding options, warrants, convertible securities or rights of any kind to purchase or otherwise acquire shares or capital stock or other securities of any Company Party;

(k)

Except as disclosed in the Information, no order halting or suspending trading in securities of Banro or prohibiting the sale of such securities has been issued to and is outstanding against Banro, and to the knowledge of Banro and the directors and officers of Banro, as applicable, and except as may be related to matters disclosed in the Information or as otherwise disclosed in the Disclosure Letter, no investigations or proceedings for such purpose are pending or threatened as of the date of this Agreement;

(l)

Its Material assets and property have been operated, prior to the date of this Agreement, in a manner consistent with customary industry practices in the jurisdictions in which they are located, except as otherwise disclosed in the Disclosure Letter;

(m)

Except as disclosed in the Information, it has conducted its business in substantial compliance with all Laws and it has not received any notice to the effect that, nor has it otherwise been advised that, it is not in substantial compliance with such Laws, except where such non-compliance would not reasonably be expected to result in a Material Adverse Change;

(n)

Except as disclosed in the Information, it has obtained all permits, licenses and other authorizations which are required under all Environmental Laws and, as of the date of this Agreement, it is in substantial compliance with all Environmental Laws and all terms and conditions of all such permits, licenses and authorizations, except where absence of such permits, licenses or other authorizations or such non-compliance would not reasonably be expected to result in a Material Adverse Change;

(o)

It has filed all tax returns which were required to be filed as of the date hereof, has paid or made provision for payment (in accordance with GAAP) of all Taxes which are due and payable as of the date hereof, and has provided adequate reserves (in accordance with GAAP) for the payment of any Tax, the payment of which is being contested as of the date hereof, except to the extent that any failure to make any such filing, payment, provision or reserves would not reasonably be expected to result in a Material Adverse Change. Adequate provision has been made in the Financial Statements issued by Banro on or after September 30, 2016 for all Taxes for any period for which Tax returns are not yet required to be filed by a Company Party or for which Taxes are not yet due and payable. Each Company Party has withheld or collected any Taxes that are required by applicable Law to be withheld or collected and have paid or remitted, on a timely basis, the full amount of any Taxes that have been withheld or collected, and are due, to the applicable Governmental Entities;

(p)

Except as disclosed in the Information or as otherwise disclosed in the Disclosure Letter, from September 30, 2016, there has not been any resignation or termination of any of its officers or directors, or any increase in the rate of compensation payable or to become payable by it to any of its officers or directors (other than standard increases in connection with general, regularly-scheduled reviews consistent with past practice), including the making of any loan to, or the payment, grant or accrual of any Bonus Payment to, any such Person;

(q)

Except as disclosed in the Information or as otherwise disclosed in the Disclosure Letter, there have been no Material changes to the compensation for the top five highest paid employees of the Company from their compensation as disclosed in the Information and the Company has not agreed to any key employee retention plans in respect to such employees, or agreed to, or become obligated to pay any, Bonus Payments to such employees, except in accordance with the terms of existing bonus, incentive or retention plans or arrangements;

(r)

All employment agreements for senior officers of the Company have been disclosed to the Requisite Consenting Party Advisors and are in full force and effect as of the date hereof and, except as disclosed in the Information or as contemplated herein, there have been no extensions, supplements or amendments thereto and, other than as disclosed in the Disclosure Letter, there are no employees earning $200,000 or more per annum, including all Bonus Payments and other cash compensation;

(s)

Except as disclosed in the Disclosure Letter, (i) there are no change of control provisions contained in any Contracts that may be triggered as a result of or in connection with the Recapitalization, and (ii) there are no cross-defaults or other events of default that will arise under any Contracts as a result of the failure by the Company to repay the principal amount of the Existing Notes at their stated maturity;

(t)

Since January 1, 2016, Banro has complied with its public reporting obligations under Securities Laws, and all documents filed with the relevant securities regulators by Banro, at the time filed, (i) complied with all applicable Securities Laws and (ii) did not contain any untrue statement of a Material fact or omit to state a Material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

(u)

Except as a result of the execution of this Agreement and the Recapitalization, there is no material change, as defined in applicable Securities Laws, relating to the Company, or any change in any material fact, as defined in applicable Securities Laws, relating to the Company, which has not been fully disclosed in accordance with the requirements of Applicable Securities Laws and the rules and regulations of applicable stock exchanges. The Company has not filed any material change reports on a confidential basis which remain confidential;

(v)

The Financial Statements issued by Banro on or after January 1, 2016 fairly reflect in all material respects as of the dates thereof, the consolidated financial condition of the Company and the results of its operations for the periods covered thereby and have been prepared in accordance with GAAP and, since September 30, 2016, except as set forth in the Information or as otherwise disclosed in the Disclosure Letter, there has been no Material Adverse Change in the consolidated financial condition of the Company or its properties, assets, condition or undertakings;

(w)

All of the Material Contracts entered into prior to the date hereof are valid, binding and enforceable in accordance with their terms against it, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting the rights of creditors or general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity); and except as disclosed in the Information or as otherwise disclosed in the Disclosure Letter, there is no existing (or threatened in writing) breach, default or dispute with respect to, nor has any event or circumstance occurred as of the date hereof which, but for the passage of time or the giving of notice, or both, would constitute a breach or default by the Company under, any of the Material Contracts that would reasonably be expected to result in a Material Adverse Change;

(x)

As of the date of this Agreement there are no Material undisclosed potential secured, unsecured, contingent or other claims against the Company except as disclosed in the Information or as otherwise disclosed in the Disclosure Letter;

(y)

Except as set forth in the Information or in the Disclosure Letter, it does not have any Indebtedness and has not directly or indirectly created, incurred, assumed, permitted or suffered to exist any Security Interest, royalty or other encumbrance against of its assets;

(z)

It has not committed any act of bankruptcy, or proposed a compromise or arrangement to its creditors generally, had an application for a bankruptcy order or a bankruptcy order filed against it, made a voluntary assignment in bankruptcy, taken any proceedings with respect to a compromise or arrangement, taken or suffered any proceedings to have a receiver appointed for any of its property or had any execution or distress become enforceable or become levied upon any of its property;

(aa)	Other than in relation to Company Parties and except as disclosed in the Disclosure Letter, it has not made any loans to or guaranteed the obligations of any Person;

(bb)

Other than in the ordinary course of business, it has not approved, entered into any agreement in respect of, and has no knowledge of the purchase of any Material property or any interest therein or the sale, transfer or other disposition of any Material property or any interest therein currently owned, directly or indirectly, by the Company, whether by asset sale, transfer of shares, or otherwise;

(cc)

Its board of directors has: (i) approved, adopted and declared advisable this Agreement and the transactions and agreements contemplated hereby; and (ii) determined that this Agreement is in the best interests of it; and all necessary corporate action has been taken by it to authorize this Agreement. The Banro Board, after consultation with its financial and legal advisors, has determined unanimously that the CBCA Plan and the Recapitalization are fair to the holders of Affected Instruments and Common Shares, and are in the best interests of Banro and has resolved unanimously to recommend to the holders of Affected Instruments and Common Shares, that they vote in favour of the CBCA Plan and the Recapitalization, as applicable (the “Banro Board Recommendation”); and

(dd)

On or before the date hereof, the Company Parties have entered into support agreements with any directors and officers of the Company Parties that hold Relevant Securities pursuant to which such parties have agreed to vote any Relevant Securities held by them in favour of the Recapitalization and the CBCA Plan and any other related matters, and have provided copies of any and all such support agreements to the Requisite Consenting Party Advisors.

5.	Acknowledgments, Covenants and Agreements of the Consenting Parties

Subject to, and in consideration of, the matters set forth in Section 6 below, each Consenting Party hereby acknowledges, covenants and agrees on a several, and not joint or joint and several basis, to the Company and to each other Consenting Party:

(a)	to the terms of, and the transactions contemplated by, this Agreement;

(b)	to tender or vote (or cause to be tendered or voted) all of its Relevant Securities:

(i)

in favour of the approval, consent, ratification and adoption of the Recapitalization and the CBCA Plan, and any resolutions or actions required in furtherance thereof (including, without limitation, any resolution of the holders of Common Shares terminating the Shareholder Rights Plan or any waiver or other approval sought by the Company from shareholders in respect of or pursuant to such Shareholder Rights Plan); and

(ii)

against the approval, consent, ratification and adoption of any matter or transaction that, if approved, consented to, ratified or adopted could reasonably be expected to delay, challenge, frustrate or hinder the consummation of the Recapitalization or the CBCA Plan (and any resolutions or actions required in furtherance thereof);

at any meeting(s) where the applicable Relevant Securities are entitled to vote, and shall tender its proxy for any such vote in a timely manner in compliance with any deadlines established for the submission of votes or proxies, whether pursuant to an order of the Court calling the meeting of the holders of the applicable Relevant Securities or otherwise (the “Voting Deadline”);

(c)	to support the approval of the CBCA Plan by the Court on terms consistent with this Agreement, as promptly as practicable, through its legal advisors or otherwise;

(d)	not to take any action, or omit to take any action, with the intent of delaying, challenging, frustrating or hindering the consummation of the Recapitalization or implementation of the CBCA Plan;

(e)

not to, directly or indirectly, sell, assign, lend, pledge, hypothecate (except with respect to security generally applying to its investments which does not adversely affect such Consenting Party’s ability to perform its obligations under this Agreement) or otherwise transfer any of its Relevant Securities or any interest therein (or permit any of the foregoing with respect to any of its Relevant Securities), or relinquish or restrict the Consenting Party’s right to vote any of its Relevant Securities (including without limitation by way of a voting trust or grant of proxy or power of attorney or other appointment of an attorney or attorney-in-fact), or enter into any agreement, arrangement or understanding in connection therewith, except that: (i) the Consenting Party may transfer some or all of its Relevant Securities to (A) any other fund managed by the Consenting Party for which the Consenting Party has sole voting and investment discretion, including sole discretionary authority to manage or administer funds and continues to exercise sole investment and voting authority with respect to the transferred Relevant Securities (other than Persons referred to in Section 20(a)(i), (B) any other Consenting Party, or (C) any other Person provided such Person agrees to be bound by the terms of this Agreement with respect to the transferred Relevant Securities that is subject to such transfer and any other Relevant Securities held by it and, contemporaneously with the transfer, delivers an executed Consent Agreement, and (ii) [Redacted] shall be permitted to exchange with Banro its Barbados Preferred Shares (together with the associated Series B Preference Shares) for Series A Preference Shares. Each Consenting Party hereby agrees to provide the Company with written notice and, if applicable, a fully executed copy of the Consent Agreement, within five Business Days following any transfer to a transferee described in (ii) or (iii) of this Section 5(e);

(f)

to execute any and all documents and perform (or cause its agents and advisors to perform) any and all commercially reasonable acts required by this Agreement (it being understood and agreed that the Recapitalization Terms are deemed to be commercially reasonably for the purposes of this Agreement) in order to satisfy its obligations hereunder and in respect of the Recapitalization and the CBCA Plan;

(g)

subject at all times to Section 11, to the existence and factual details of this Agreement being set out in any public disclosure, including, without limitation, press releases and court materials, produced by the Company at the discretion of the Company in connection with the Recapitalization, the Proceedings and the CBCA Plan (subject in each case to prior approval thereof by the Requisite Consenting Parties to the extent required in accordance with the provisions of this Agreement);

(h)

to consent to a stay of any existing and potential defaults under the any of the Affected Instruments and, where a trustee or agent is appointed under the documents governing the Affected Instruments, to direct the trustee or agent to consent to such stay; and

(i)

not to accelerate or enforce, or take any action or initiate any proceeding to accelerate or enforce, the payment or repayment of any of its Affected Instruments (including for greater certainty any due and unpaid interest, dividends or other amounts on and of its Affected Instruments), and not to support any other holder of any of the Affected Instruments in taking any of the actions described above.

6.	Acknowledgements, Agreements, Covenants and Consents of the Company

(a)	Subject to the terms and conditions hereof, each and every Company Party consents and agrees to the terms of, and the transactions contemplated by, this Agreement and the CBCA Plan.

(b)

Upon execution of this Agreement, Banro will, in a timely manner, cause to be issued a press release in the form attached as Schedule “G” hereto and file a copy of this Agreement (provided that the signature pages of the Consenting Parties and the number and dollar amount referenced in Section 2(b)(i) and in the definition of Barbados Preferred Purchase and Sale Agreement shall be redacted, and subject to the other redactions as may be required by Section 11 of this Agreement) with the System for Electronic Document Analysis and Retrieval.

(c)

Upon execution of this Agreement, Banro will, in a timely manner, provide written notice to Equity Financial Trust Company in its capacity as collateral agent under the Collateral Trust Agreement that no Indebtedness other than the CTA Secured Indebtedness is secured by the Collateral Trust Agreement.

(d)

The Company shall provide the Requisite Consenting Party Advisors and the Requisite Consenting Parties with reasonable access to the books and records of the Company and reasonable access to the respective management and advisors of the Company Parties, in each case for the purposes of evaluating the Company’s business plans and participating in the plan process with respect to the Recapitalization.

(e)

Except as may be otherwise permitted under this Agreement, the Company shall take all actions reasonably necessary or appropriate to consummate the Recapitalization and the CBCA Plan as soon as possible (including recommending to the holders of Relevant Securities and any other Person entitled to vote on the CBCA Plan and any related matters that they vote to approve the CBCA Plan and any related matters, and taking all reasonable actions necessary to obtain any regulatory approvals for the Recapitalization) and to achieve the following timeline:

(i)

the initiation of the CBCA Proceedings, as evidenced by filing the application seeking the Interim Order, with the Ontario Superior Court of Justice (the “Court”) by no later than February 17, 2017, or such other date as the Company and the Requisite Consenting Parties may agree;

(ii)	issuance of the Interim Order by the Court by no later than February 24, 2017, or such other date as the Company and the Requisite Consenting Parties may agree;

(iii)

mailing of the Meeting Materials, in accordance with the Interim Order or the Meeting Order, as applicable, by no later than March 1, 2017, or such other date as the Company and the Requisite Consenting Parties may agree;

(iv)

holding meeting(s) of holders of Affected Instruments entitled to vote on the CBCA Plan and holding a meeting of existing holders of Common Shares in order to approve all actions contemplated under this Agreement, the CBCA Plan and the Recapitalization requiring such approval, pursuant to the rules of the TSX or the NYSE, the CBCA, Securities Laws, the Interim Order or the Meeting Order, as applicable, or otherwise (collectively, the “Meetings”), by no later than March 31, 2017, or such other date as the Company and the Requisite Consenting Parties may agree;

(v)	issuance of the Final Order by no later than April 7, 2017, or such other date as the Company and the Requisite Consenting Parties may agree; and

(vi)	implementation of the Recapitalization and the CBCA Plan by no later than April 14, 2017, or such other date as the Company and the Requisite Consenting Parties may agree (the “Outside Date”).

(f)

The Company Parties shall not take any action, or omit to take any action, with the intent of, or which could reasonably be expected to have the effect of, delaying, challenging, frustrating or hindering the consummation of the Recapitalization or implementation of the CBCA Plan.

(g)

The Company shall, prior to the mailing of the Meeting Materials, retain a dealer- manager, solicitation agent and/or information agent to oversee and assist with the solicitation process, on terms acceptable to the Requisite Consenting Parties.

(h)

The Company shall, prior to the mailing of the Meeting Materials, obtain a standard fairness opinion with respect to the Recapitalization opining as to the matters set forth in Sections 4.04 and 4.05 of the “Policy on arrangements – Canada Business Corporations Act, section 192” and in any case in form and substance acceptable to the Requisite Consenting Parties (the “Fairness Opinion”).

(i)

The Company shall provide draft copies of all motions, applications and other documents with respect to the Recapitalization, the CBCA Plan and the Proceedings (including, for greater certainty, any CCAA Proceedings) that the Company intends to file with the Court to the Requisite Consenting Party Advisors at least five days prior to the date when the Company intends to file or otherwise disseminate such documents (or, where circumstances make it impracticable to allow for five days’ review, with as much opportunity for review and comment as is practically possible in the circumstances), and all such filings shall be acceptable to the Requisite Consenting Parties, acting reasonably and in a manner consistent with the terms of this Agreement. For greater certainty, the CBCA interim order (the “Interim Order”), the final approval or sanction order in respect of the CBCA Plan (the “Final Order”), any orders concerning the meeting of holders of Affected Instruments or, if necessary, Common Shares, to consider and vote on the Recapitalization or the CBCA Plan (the “Meeting Order”), and/or any other order of the Court concerning or related to the Recapitalization and the CBCA Plan shall be submitted to the Court in a form mutually agreed by the Company and the Requisite Consenting Parties, acting reasonably and in a manner consistent with the terms of this Agreement, and each such document shall be subject to any amendments that are required by the Court, provided that any such amendments are acceptable to the Company and the Requisite Consenting Parties, acting reasonably and in a manner consistent with the terms of this Agreement. It is the Parties’ intention to rely upon Section 3(a)(10) of the U.S. Securities Act, as amended (“Section 3(a)(10)”) to issue, based on the Court’s approval of the CBCA Plan (including the Court’s conclusion that the CBCA Plan is substantively and procedurally fair to the Consenting Parties), (i) the New Senior Secured Notes and the Common Shares in exchange for the applicable Affected Debt Instruments, and (ii) the Common Shares in exchange for the applicable Affected Equity Instruments, in each case in accordance with the CBCA Plan without registration under the U.S. Securities Act or another applicable exemption under the U.S. Securities Act and applicable state securities laws if the exemption set forth in Section 3(a)(10) is otherwise not available.

(j)

The Company’s application for the Interim Order under the CBCA shall include a description of the possibility of converting the CBCA Proceeding into a CCAA Proceeding and shall include a request for a provision in the Interim Order under the CBCA providing that any votes cast in favour of the CBCA Plan at a meeting (whether in person or by proxy) to consider the CBCA Plan under the CBCA may be counted as voted in favour of the CCAA Plan under the CCAA.

(k)

The Company’s application for the Final Order under the CBCA or the CCAA shall include a request for a provision in the Final Order under the CBCA or the CCAA providing for the release of each Consenting Party, the Company Parties that are applicants in the CBCA Proceedings or CCAA Proceedings, as applicable (the “CBCA Applicants”) and their respective present and former shareholders, members, partners, officers, directors, employees, auditors, financial advisors, legal counsel and agents from any and all demands, claims, liabilities, causes of action, debts, accounts, covenants, damages, executions and other recoveries based in whole or in part on any act or omission, transaction, dealing or other occurrence existing or taking place on or prior to the Effective Time, relating to, arising out of or in connection with the Existing Notes, the Series A Preference Shares, the Series B Preference Shares, the Common Shares, the Recapitalization, the CBCA Plan and this Agreement; provided that nothing herein or in any such release shall release or discharge any of the CBCA Applicants or the Consenting Parties if it is adjudged by the express terms of a judgment rendered on a final determination on the merits to have committed gross negligence, fraud or wilful misconduct.

(l)

Each of the Company Parties covenants and agrees to be liable to and to indemnify and save harmless each of the Consenting Parties, together with their respective subsidiaries and affiliates and their respective present and former shareholders, members, partners, officers, directors, employees, auditors, advisors and agents (each an “Indemnified Party” and, collectively, the “Indemnified Parties”) from and against any and all liabilities, claims, actions, proceedings, losses, costs, damages and expenses of any kind, including, without limitation, the reasonable costs of defending against any of the foregoing, to which any Indemnified Party may become subject or may suffer or incur in any way in relation to or arising from the Recapitalization, the CBCA Plan or this Agreement, regardless of whether or not any such claim is ultimately successful, and in respect of any good faith judgment or settlement which is made in respect of any such claim in accordance with the terms hereof, provided however that the Company Parties shall not be liable to or obligated to indemnify an Indemnified Party if the claim against the Indemnified Party is found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted from the negligence or wilful misconduct of the Indemnified Party. If any matter or thing contemplated in the preceding sentence (any such matter or thing being a “Claim”) is asserted against any Indemnified Party or if any potential Claim contemplated hereby comes to the knowledge of any Indemnified Party, the Indemnified Party shall notify the Company as soon as reasonably possible of the nature and particulars of such Claim (provided that any failure to so notify the Company shall not affect the Company’s liability hereunder except to the extent that the Company is prejudiced thereby and then only to the extent of any such prejudice) and the Company shall, subject as hereinafter provided, be entitled (but not required) to assume at its expense the defence of any suit brought to enforce such Claim; provided that the defence of such Claim shall be conducted through legal counsel reasonably acceptable to the Indemnified Party and that no admission of liability or settlement in respect of any such Claim may be made by the Company (other than a settlement that (i) includes a full and unconditional release of the Indemnified Party without any admission or attribution of fault or liability on their part and (ii) does not require any Indemnified Party to pay any amount or agree to any ongoing covenants) or the Indemnified Party without, in each case, the prior written consent of the other, such consent not to be unreasonably withheld. In respect of any Claim, the Indemnified Party shall have the right to retain separate or additional counsel to act on its behalf in the defence thereof, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless (i) the Company fails to assume and diligently and actively prosecute the defence of the Claim on behalf of the Indemnified Party within ten Business Days after the Company has received notice of the Claim, (ii) the Company and the Indemnified Party shall have mutually agreed to the retention of the separate or additional counsel, or (iii) the named parties to the Claim (including any added third or impleaded party) include both the Indemnified Party and the Company, and the Indemnified Party shall have been advised by its counsel that representation of both parties by the same counsel would be inappropriate due to the actual or potential differing interests between them, in which case the Company shall not have the right to assume the exclusive defence of the Claim and the Company shall be liable to pay the reasonable fees and expenses of the separate or additional counsel for the Indemnified Party.

(m)

Subject to Section 10(b)(xiii), the Company shall not, without the prior consent of the Requisite Consenting Parties, amend, modify, replace, terminate, repudiate, disclaim or waive any rights under or in respect of its Material Contracts.

(n)

The Company shall provide draft copies of all press releases, disclosure documents, definitive agreements and Meeting Materials with respect to the Recapitalization, the CBCA Plan and the Proceedings to the Requisite Consenting Party Advisors for review and comment, and all such documents shall be acceptable to the Requisite Consenting Parties, acting reasonably and in a manner consistent with the terms of this Agreement.

(o)

The Company shall reimburse the Requisite Consenting Parties for all reasonable fees and expenses incurred in connection with the Recapitalization, the CBCA Plan and the Proceedings, including, without limitation, by paying the reasonable fees and expenses of the Requisite Consenting Party Advisors, in each case within seven days of receipt by the Company of an invoice in respect of such fees and expenses.

(p)

The Company shall not pay, and shall not enter into an agreement or arrangement with any party that contemplates paying, a success fee or transaction fee in connection with the Recapitalization without the consent of the Requisite Consenting Parties.

(q)

Banro shall, on its own behalf and on behalf of the other Company Parties, (i) promptly (and in any event within one Business Day of receipt by the Company) notify the Requisite Consenting Parties, at first orally and thereafter in writing, of any inquiries or proposals made to the Company or any of its Representatives regarding a transaction that is an alternative to the Recapitalization (an “Other Transaction”) or any other request for non-public information relating to the Company in connection with any such Other Transaction, or for access to the books or records of the Company by any person that informs the Company that it is considering making, or has made, a proposal with respect to any Other Transaction and any amendment thereto, (ii) provide the Requisite Consenting Parties with a copy of any proposed Other Transaction promptly (and in any event within one Business Day of receipt by the Company), and (iii) keep the Requisite Consenting Parties informed of the status and of any change to the material terms of any such proposed Other Transaction.

(r)

The Company shall, and shall cause its Representatives to, immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any persons conducted heretofore by the Company or any of its Representatives with respect to any Other Transaction, and, in connection therewith, the Company shall discontinue access to any of its confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise) and shall as soon as possible request, to the extent that it is entitled to do so (and exercise all rights it has to require) the return or destruction of all confidential information regarding the Company previously provided to any such person or any other person and shall request (and exercise all rights it has to require) the destruction of all material including or incorporating or otherwise reflecting any confidential information regarding the Company. The Company agrees that it shall not terminate, waive, amend or modify any provision of any existing confidentiality agreement or any standstill agreement to which it is a party. The Company shall enforce all standstill, non-disclosure, non-disturbance, non-solicitation, use, business purpose and similar covenants to which it is party (it being acknowledged and agreed that the automatic termination, pursuant to the express terms of any such agreement, of any standstill provisions thereof as a result of the entering into and announcement of this Agreement by the Company shall not be a violation hereof).

(s)

The Company shall not materially increase compensation or severance entitlements or other benefits payable to directors, officers or employees, enter into any key employee retention plans subsequent to the date hereof or make any Bonus Payments whatsoever without the prior written consent of the Requisite Consenting Parties.

(t)	The Company shall not transfer, lease, license or otherwise dispose of all or any part of its property, assets or undertakings outside the ordinary course.

(u)

Except with the consent of the Requisite Consenting Parties, or as contemplated by this Agreement and the transactions contemplated hereby, none of the Company Parties shall amalgamate, consolidate with or merge into, or sell all or substantially all of its assets to, another entity, or change the nature of its business or its corporate or capital structure, or issue any Common Shares or other securities.

(v)

Banro shall, on its own behalf and on behalf of the other Company Parties, promptly (and in any event within one Business Day) notify the Requisite Consenting Parties if there have been any changes, events or circumstances which could adversely affect the business, operations or condition (financial or otherwise) of the Company or any of its affiliates or subsidiaries such that the Company may not be able to perform its material obligations in accordance with the terms of this Agreement.

(w)

Banro shall make the interest payment on the Existing Notes scheduled for March 1, 2017 in accordance with the terms of that certain note indenture dated as of March 2, 2012 governing the Existing Notes.

(x)

Except with the consent of the Requisite Consenting Parties, or as contemplated by this Agreement and the transactions contemplated hereby the Company shall not: (i) prepay, redeem prior to maturity, defease, repurchase or make other prepayments in respect of any non-revolving indebtedness; (ii) make any other payments (other than interest payments and those repayments of principal specifically identified on Schedule “H” hereto as and when due in the ordinary course) or pay any fees of any kind in respect of any non-revolving indebtedness for borrowed money including, without limitation, any consent, waiver or default fee; (iii) directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any indebtedness of any kind whatsoever (except for indebtedness that is incurred in the ordinary course of business and that is not Material); or (iv) create, incur, assume or otherwise cause or suffer to exist or become effective any new lien, charge, mortgage, hypothec or security interest of any kind whatsoever on, over or against any of its assets or property (except for any lien, charge, hypothec or security interest incurred in the ordinary course of business and that is not Material).

(y)

Except with the consent of the Requisite Consenting Parties, or as contemplated by this Agreement and the transactions contemplated hereby the Company shall not: (i) amend its articles, notice of articles, charter or by-laws or other comparable organizational documents; (ii) split, combine or reclassify any shares in the capital of a Company Party, or declare, set aside or pay any dividend or other distribution or payment (whether in cash, securities or property or any combination thereof) in respect of a Company Party’s securities owned by any person or the securities of any subsidiary other than, in the case of any subsidiary wholly-owned by Banro, any dividends payable to the Company; (iii) issue, grant, deliver, sell or pledge, or agree to issue, grant, deliver, sell or pledge, any shares or securities of a Company Party, or any options, warrants, securities or similar rights convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares or other securities of a Company Party, other than the issuance of Common Shares on the valid exercise of convertible securities outstanding on the date hereof disclosed in Schedule “F”, provided such issuance occurs in accordance with their terms; (iv) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any outstanding securities of a Company Party; (v) amend the terms of any of its securities; or (vi) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of a Company Party; (vii) amend its accounting policies or adopt new accounting policies, in each case except as required in accordance with GAAP.

(z)

The Company shall maintain and shall continue to maintain appropriate insurance coverage in amounts and on terms that are customary in the industry of the Company and in accordance with past practices.

(aa)

Banro shall ensure that the circular and other materials to be distributed to creditors and securityholders in connection with the approval of the CBCA Plan at the Meetings (the “Meeting Materials”) comply in all material respects with Securities Laws and other applicable Laws, and that the Meeting Materials provide the creditors and the securityholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Meetings and to allow the Company to rely upon the exemption from registration provided under Section 3(a)(10) with respect to the issuance of the New Senior Secured Notes and the Common Shares pursuant to the CBCA Plan. The Meeting Materials shall include (a) the Banro Board Recommendation and a statement that each director and officer of the Company intends to vote all of his or her Affected Securities (including, if applicable, any Common Shares and Common Shares issued upon the exercise of any options or other rights to acquire Common Shares) in favour of the CBCA Plan and the Recapitalization, and (b) a summary and a copy of the Fairness Opinion.

(bb)

Except as contemplated by this Agreement and the transactions contemplated hereby, each of the Company Parties shall operate its business in the ordinary course of business, having regard to the Company’s financial condition, and shall not (i) enter into any Material Contract or (ii) incur any single expenditure outside of the ordinary course of its business in excess of $100,000, except in each case with the prior consent of the Requisite Consenting Parties, which consent shall not be unreasonably withheld.

(cc)

Following the implementation of the Recapitalization and the CBCA Plan, the Company shall take such commercially reasonable steps as are necessary to effect the transfer of registered New Senior Secured Notes beneficially held by any Requisite Consenting Party who so requests within 30 days of the Implementation Date, from the facilities of CDS Clearing and Depository Services Inc. to the facilities of Euroclear.

7.	Negotiation of Documents

(a)

The Company Parties and the Consenting Parties shall independently cooperate with each other independent party and shall independently coordinate their activities (to the extent practicable and reasonable) in respect of (i) the timely satisfaction of conditions with respect to the effectiveness of the CBCA Plan and the Recapitalization, (ii) all matters concerning the implementation of the CBCA Plan and the Recapitalization, and (iii) the pursuit and support of the CBCA Plan and the Recapitalization and the satisfaction of each Party’s own obligations hereunder. Furthermore, subject to the terms hereof, the Company and each of the Consenting Parties shall take such commercially reasonable actions as may be necessary to carry out the purposes and intent of this Agreement, including making and filing any required regulatory filings (provided that the Company shall reimburse the Requisite Consenting Parties for any expense, liability or other obligation incurred in connection therewith or with the negotiation of this Agreement, in each case whether before or after the date of this Agreement and irrespective of whether or not the CBCA Plan and the Recapitalization is implemented).

(b)

Each of the Company and each of the Consenting Parties hereby covenants and agrees (i) to use its commercially reasonable efforts to negotiate the Definitive Documents, and (ii) to execute (to the extent it is a party thereto) and otherwise perform its obligations under such documents.

8.	Alternative Proceedings

(a)

Without limitation of Section 6(j), if the CBCA Plan is not implemented pursuant to the CBCA Proceedings as a result of (i) the requisite approvals of holders of Common Shares, if necessary, having not been obtained by the deadline set forth in Section 6(e)(iv), or (ii) the Court having not approved the CBCA Plan in the CBCA Proceedings by the deadline set forth in Section 6(e)(v), then the Company, with the consent of the Requisite Consenting Parties, may take all necessary steps to commence an application for an initial order (the “Initial Order”) under the CCAA commencing the CCAA Proceedings, in form and substance reasonably satisfactory to the Requisite Consenting Parties, for the purposes of implementing the Recapitalization, in which application the Company shall request an Initial Order that would include:

(i)

any required provisions confirming that the votes cast in favour of the CBCA Plan filed in the CBCA Proceedings shall stand as votes in favour of the plan filed in the CCAA Proceedings (the “CCAA Plan”) to implement the Recapitalization on terms consistent with this Agreement; and

(ii)

if necessary to meet the requisite threshold under the CCAA after application of clause (i) above, a provision calling for a meeting of the affected creditors to cast votes on the CCAA Plan no later than 14 days from the commencement of the CCAA Proceedings, in which case the Consenting Parties shall support and vote in favour of such CCAA Plan in the same manner and to the same extent that they have agreed to support the Recapitalization under the CBCA Plan.

(b)

The CCAA Plan, which shall be in form and substance acceptable to the Requisite Consenting Parties, may, with the consent of the Requisite Consenting Parties, provide that the existing Common Shares and all options, warrants, rights or similar instruments of Banro derived from, relating to, or convertible or exchangeable therefor (including without limitation under the Shareholder Rights Plan), will be cancelled and extinguished without consideration and all Affected Instruments shall be treated in a manner consistent with this Agreement and the New Notes Term Sheet or otherwise acceptable to the Requisite Consenting Parties.

(c)

If the requisite thresholds under the CCAA for approval of the CCAA Plan are achieved, the Company shall seek an order from the Court for sanction of the CCAA Plan no later than three Business Days from the date such thresholds are achieved. In the event that the Company commences CCAA Proceedings then the obligations of the Parties under this Agreement shall apply mutatis mutandis in the context of the CCAA Proceedings and the CCAA Plan.

9.	Conditions Precedent to the Consenting Parties’ Support Obligations

The obligation of the Consenting Parties to vote in favour of the Recapitalization and the CBCA Plan pursuant to Section 5(b)(i) shall be subject to the satisfaction of the following conditions prior to the Voting Deadline, each of which, if not satisfied prior to the Voting Deadline, can only be waived by the Requisite Consenting Parties (provided that such conditions shall not be enforceable by the Consenting Parties if any failure to satisfy such conditions results from an action, error or omission by or within the control of the Consenting Party seeking enforcement):

(a)	the Company shall have obtained the Fairness Opinion;

(b)	the Gold Forward Purchase Agreement shall have been executed by Namoya, RFW and Gramercy and shall remain in full force and effect;

(c)

the Interim Order or the Initial Order, as applicable, the Meeting Order, the CBCA Plan and all other Definitive Documents filed or distributed by or on behalf of the Company in the Proceedings to date, shall contain terms and conditions consistent in all respects with this Agreement, the CBCA Plan and the Term Sheets and shall otherwise be reasonably acceptable to the Requisite Consenting Parties;

(d)

if the Recapitalization is to be implemented under the CCAA pursuant to the CCAA Plan, the leases and the executory contracts and other contractual obligations of the Company Parties that are applicants in the CCAA Proceedings (the “CCAA Applicants”) and other unsecured claims against the CCAA Applicants shall be dealt with under the CCAA Plan in a manner acceptable to the Requisite Consenting Parties;

(e)

the Company shall have complied with or performed in all material respects each covenant in this Agreement that is to be complied with or performed by it on or before the date that is three Business Days prior to the Voting Deadline (as the same may have been amended with the consent of the Requisite Consenting Parties) except to the extent such covenants are by their terms to be complied with or performed as of a specified date, in which case such covenants shall have been complied with or performed in all material respects as of such date;

(f)

there shall have been no appointment of any new senior executive officers or members of the board of directors of any of the Company Parties, unless such appointment was on terms satisfactory to the Requisite Consenting Parties;

(g)

the representations and warranties of the Company Parties set forth in this Agreement shall continue to be true and correct in all material respects (except to the extent such representations and warranties are by their terms given as of a specified date, in which case such representations and warranties shall be true and correct in all material respects as of such date) except as such representations and warranties may be affected by the occurrence of events or transactions contemplated and permitted by this Agreement and the Company shall have provided the Requisite Consenting Parties with a certificate signed by an officer of each of the Company Parties certifying compliance with this Section 9(g) as of the date that is three Business Days prior to the Voting Deadline;

(h)

there shall not exist or have occurred any Material Adverse Change and the Company shall have provided the Requisite Consenting Parties with a certificate signed by an officer of the Company certifying compliance with this Section 9(h) as of the date that is three Business Days prior to the Voting Deadline; and

(i)

there shall not be in effect any preliminary or final decision, order or decree by a Governmental Entity, no application (other than a frivolous or vexatious application by a Person other than a Governmental Entity) shall have been made to any Governmental Entity, and no action or investigation shall have been announced, threatened or commenced by any Governmental Entity, in consequence of or in connection with the Recapitalization that restrains, impedes or prohibits (or if granted could reasonably be expected to restrain, impede or inhibit) the Recapitalization or any material part thereof or requires or purports to require a material variation of the Recapitalization.

10.	Conditions to the Recapitalization

(a)

The Recapitalization shall be subject to the satisfaction of the following conditions prior to or at the time the Recapitalization is implemented (the “Effective Time”), each of which is for the mutual benefit of the Company, on the one hand, and the Consenting Parties, on the other hand, and may be waived, in whole or in part, jointly by the Company and the Requisite Consenting Parties (provided that such conditions shall not be enforceable by the Company or the Consenting Parties, as the case may be, if any failure to satisfy such conditions results from an action, error or omission by or within the control of the Party seeking enforcement (or, in the case where the party seeking enforcement is one or more of the Consenting Parties, an action, error or omission by or within the control of the Consenting Party seeking enforcement)):

(i)

(A) the CBCA Plan shall have been approved by the applicable stakeholders of the Company as and to the extent required by the Court or otherwise; (B) the CBCA Plan shall have been approved by the Court and the Final Order (or, in the event that the CCAA Proceedings have been commenced, the order sanctioning the CCAA Plan) shall be in full force and effect; (C) any amendments to the CBCA Plan (in the form attached as Schedule “C” hereto) shall be acceptable to the Company and the Requisite Consenting Parties, each acting reasonably; and (D) the Implementation Date shall have occurred no later than the Outside Date;

(ii)

subject to the provisions of Section 2(a), each of the Definitive Documents shall contain terms and conditions consistent in all respects with this Agreement, the CBCA Plan and the Term Sheets and shall otherwise be acceptable to the Company and the Requisite Consenting Parties, each acting reasonably;

(iii)

all required stakeholder, regulatory, Court approvals, consents, waivers and filings shall have been obtained or made, as applicable, on terms satisfactory to the Requisite Consenting Parties and the Company, each acting reasonably, and copies of any and all such approvals, consents and/or waivers shall have been provided to the Requisite Consenting Party Advisors;

(iv)

all filings under applicable Laws shall have been made and any regulatory consents or approvals that are required in connection with the Recapitalization shall have been obtained and, in the case of waiting or suspensory periods, such waiting or suspensory periods shall have expired or been terminated;

(v)

there shall not be in effect any preliminary or final decision, order or decree by a Governmental Entity, no application shall have been made to any Governmental Entity, and no action or investigation shall have been announced, threatened or commenced by any Governmental Entity, in consequence of or in connection with the Recapitalization that restrains, impedes or prohibits (or if granted would reasonably be expected to restrain, impede or inhibit), the Recapitalization or any part thereof or requires or purports to require a variation of the Recapitalization;

(vi)

the RFW-Gramercy Gold Forward shall be funded prior to, or concurrently with, the implementation of the CBCA Plan on the Effective Date, a portion of which may be satisfied by the exchange of the Interim Term Loan (if funded);

(vii)	the Dore Loan Amendment shall become effective prior to, or concurrently with, the implementation of the CBCA Plan on the Effective Date; and

(viii)

the issuance pursuant to the CBCA Plan of the New Senior Secured Notes and the Common Shares shall be exempt from registration under the U.S. Securities Act pursuant to the provisions of Section 3(a)(10), or another applicable exemption under the U.S. Securities Act and applicable state securities laws if the exemption set forth in Section 3(a)(10) is otherwise not available.

(b)

The obligations of the Consenting Parties to complete the Recapitalization and the other transactions contemplated hereby are subject to the satisfaction of the following conditions prior to or at the Effective Time, each of which is for the exclusive benefit of the Consenting Parties and may be waived, in whole or in part, by the Requisite Consenting Parties (provided that such conditions shall not be enforceable by the Consenting Parties if any failure to satisfy such conditions results from an action, error or omission by or within the control of the Consenting Party seeking enforcement):

(i)	the Final Order shall have been obtained and shall not have been set aside or modified in a manner unacceptable to Consenting Parties, acting reasonably, on appeal or otherwise;

(ii)	there shall not have occurred any Material Adverse Change;

(iii)

all of the following shall have been acceptable to the Requisite Consenting Parties, acting in a manner consistent with the terms of this Agreement, at the time of their filing or issuance: (i) all materials filed by the Company with the Court or any other court of competent jurisdiction in Canada or any other jurisdiction that relate to the Recapitalization; (ii) the Interim Order or the Initial Order, as applicable; (iii) if the Recapitalization proceeds by way of CCAA, the terms of any court-imposed charges on any of the assets, property or undertaking of the Company; (iv) any order of the Court accepting the filing of the CBCA Plan and calling a meeting of the holders of the Relevant Securities (or any of them) and any other affected creditors or stakeholders for purposes of voting on the CBCA Plan; (v) any order of the Court establishing a process for the solicitation and resolution of the claims of any other affected creditors or stakeholders, if any; (vi) any order of the Court sanctioning the CBCA Plan; and (vii) any other order granted in connection with the Recapitalization by the Court or any other court of competent jurisdiction in Canada or any other jurisdiction (including, without limitation, any order amending any of the foregoing orders or documents);

(iv)	each other Requisite Consenting Party shall have performed all of its material obligations under and in accordance with this Agreement;

(v)

the Company shall have performed all of its material obligations under and in accordance with this Agreement and Banro, on its own behalf and on behalf of the other Company Parties, shall have provided the Requisite Consenting Parties with a certificate signed by an officer of Banro certifying compliance with this Section 10(b)(v) as of the Implementation Date;

(vi)	the CBCA Plan shall have been approved by the applicable stakeholders of the Company as and to the extent required by the Court or otherwise;

(vii)

the representations and warranties of the Company set forth in this Agreement shall continue to be true and correct in all material respects (except to the extent such representations and warranties are by their terms given as of a specified date, in which case, such representations and warranties shall be true and correct in all respects as of such date), except as such representations and warranties may be affected by the occurrence of events or transactions contemplated and permitted by this Agreement and the Company shall have provided the Requisite Consenting Parties with a certificate signed by an officer of the Company certifying compliance with this Section 10(b)(vii) as of the Implementation Date;

(viii)	the Implementation Date shall be on or prior to the Outside Date;

(ix)	the Shareholder Rights Plan and any rights issued pursuant thereto shall be terminated, cancelled or expired and be void and of no further force or effect;

(x)	Common Shares issuable to holders of Affected Instruments shall be approved for listing on the TSX and the NYSE;

(xi)

the Banro Board effective as of the Implementation Date shall be initially comprised of one director acceptable to RFW, one director acceptable to Gramercy, four independent directors acceptable to all of the Requisite Consenting Parties and the Chief Executive Officer of Banro, provided that such composition complies with applicable Laws and any requirements of the TSX and NYSE;

(xii)

if the Recapitalization is to be implemented under the CCAA pursuant to the CCAA Plan, the leases and the executory contracts and other contractual obligations of the CCAA Applicants and other unsecured claims against the CCAA Applicants shall be dealt with under the CCAA Plan in a manner acceptable to the Requisite Consenting Parties;

(xiii)

the Company shall have disclosed to the Requisite Consenting Party Advisors all “change of control” payments or similar payments or compensation that would potentially be payable to any of its employees as a result of the implementation of the Recapitalization and waivers shall have been obtained to provide that the Recapitalization does not constitute a change of control under such employment agreements, and to agree that no change of control payments shall be owing or payable to any of the Company’s officers or employees in connection with the Recapitalization, and no change of control payments shall be payable to any employees of the Company as a result of or in connection with the Recapitalization;

(xiv)

any change of control provisions contained in any Contracts that may be triggered as a result of or in connection with the Recapitalization shall have been waived or otherwise dealt with in a manner acceptable to the Requisite Consenting Parties; and

(xv)

on the Implementation Date, the Requisite Consenting Parties shall have been reimbursed the reasonable fees and expenses, in accordance with the terms of this Agreement, incurred in connection with the Recapitalization, including, without limitation the reasonable fees and expenses of the Requisite Consenting Party Advisors (including an estimate of any fees and expenses expected to be incurred up to and following completion of the Recapitalization), provided the Requisite Consenting Parties shall have advised the Company of those expenses at least five Business Days prior to the Implementation Date.

(c)

The obligations of the Company to complete the Recapitalization and the other transactions contemplated hereby are subject to the satisfaction of the following conditions prior to or at the Effective Time, each of which is for the exclusive benefit of the Company and may be waived, in whole or in part, by the Company (provided that such conditions shall not be enforceable by the Company if any failure to satisfy such conditions results from an action, error or omission by or within the control of the Company):

(i)	the Consenting Parties shall have complied in all material respects with each of their covenants in this Agreement that is to be performed on or before the Implementation Date; and

(ii)

the representations and warranties of the Consenting Parties set forth in this Agreement shall be true and correct in all material respects as of the Implementation Date with the same force and effect as if made at and as of such time, except that representations and warranties that are given as of a specified date shall be true and correct as of such date and except as such representations and warranties may be affected by the occurrence of events or transactions contemplated and permitted by this Agreement.

11.	Public Disclosure

(a)

No press release or other public disclosure concerning the transactions contemplated herein shall be made by the Company without previously consulting with the Requisite Consenting Party Advisors, except as, and only to the extent that, the disclosure is required (as determined by the Company on the basis of the advice of its outside legal counsel) by applicable Law or by the rules of any stock exchange on which the Company’s securities are listed or traded, by any other regulatory authority having jurisdiction over the Company, or by any court of competent jurisdiction; provided, however, that the Company shall, to the extent legally permitted, provide the Requisite Consenting Parties (through the Requisite Consenting Party Advisors) with a copy of such disclosure in advance of any release and an opportunity to consult with the Company as to the contents thereof and to provide comments thereon.

(b)

Notwithstanding the foregoing, no information with respect to the principal amount or number of, as applicable, Relevant Securities held or managed by any individual Consenting Party shall be disclosed by the Company and no information with respect to the identity of a Consenting Party shall be disclosed by the Company, except as may be required by applicable Law or by the rules of any stock exchange on which any of the Company’s securities are listed or traded, by any other regulatory authority having jurisdiction over the Company, or by any court of competent jurisdiction; provided, however, that the aggregate amount of any class of Relevant Securities held by the Consenting Parties collectively may be disclosed.

(c)

Each Consenting Party agrees that prior to making any public announcement or statement or issuing any press release or any other public disclosure with respect to this Agreement, the Recapitalization, the CBCA Plan or any negotiations, terms or other facts with respect thereto, it shall, to the extent practicable under the circumstances, provide the other Parties with a copy of such disclosure in advance of any release and an opportunity to consult as to the contents thereof and to provide comments thereon.

12.	Further Assurances

Each Party shall do all such things in its control, take all such actions as are commercially reasonable, deliver to the other Parties such further information and documents and execute and deliver to the other Parties such further instruments and agreements as another Party shall reasonably request to consummate or confirm the transactions provided for in this Agreement, to accomplish the purpose of this Agreement or to assure the other Party the benefits of this Agreement.

13.	Approval, Consent, Waiver, Amendment of or by Consenting Parties

Except as may be otherwise specifically provided for under this Agreement, where this Agreement provides that a matter shall have been approved, agreed to, consented to, waived or amended by the Requisite Consenting Parties, or that a matter must be satisfactory or acceptable to the Requisite Consenting Parties, such approval, agreement, consent, waiver, amendment, satisfaction, acceptance or other action shall be effective or shall have been obtained or satisfied, as the case may be, for the purposes of this Agreement where each of the Requisite Consenting Parties, shall have confirmed their approval, consent, waiver, amendment, satisfaction or acceptance, as the case may be, to the Company or to their respective Requisite Consenting Party Advisor, in which case such Requisite Consenting Party Advisor shall communicate any such approval, agreement, consent, waiver, amendment, satisfaction, acceptance, or other action to the Company for purposes of this Agreement and the terms and conditions hereof. The Company shall be entitled to rely on any such confirmation of approval, agreement, consent, waiver, amendment, satisfaction, acceptance, or other action communicated to the Company by such Requisite Consenting Party Advisor without any obligation to inquire into Requisite Consenting Party Advisor’s authority to do so on behalf of the Requisite Consenting Parties and such communication shall be effective for all purposes of this Agreement and the terms and conditions hereof.

14.	Consenting Party Termination Events

This Agreement may be terminated with respect to the obligations of each Consenting Party by the delivery to the Company of a written notice in accordance with Section 20(n) hereof by any such Consenting Party in the exercise of its sole discretion, upon the occurrence and, if applicable, continuation of any of the following events:

(a)	the milestones under Section 6(e) (as may be amended) have not been met or waived, or the Implementation Date has not occurred on or before the Outside Date;

(b)	the occurrence of a Material Adverse Change;

(c)

any Company Party takes any action inconsistent with this Agreement or fails to comply with, or defaults in the performance or observance of, any material term, condition, covenant or agreement set forth in this Agreement, which, if capable of being cured, is not cured within five Business Days after the receipt of written notice of such failure or default and provided that, for greater certainty, no cure period shall apply with respect to any termination pursuant to Sections 14(a), (b), (g), (k), and (l);

(d)	any representation, warranty or acknowledgement of any of the Company Parties made in this Agreement shall prove untrue in any material respect as of the date when made;

(e)

the issuance of any final decision, order or decree by a Governmental Entity, in consequence of or in connection with the Recapitalization, which restrains or impedes in any material respect or prohibits the Recapitalization or any material part thereof or requires or purports to require a material variation of the Recapitalization;

(f)

any Requisite Consenting Party takes any action inconsistent with this Agreement or fails to comply with, or defaults in the performance or observance of, any material term, condition, covenant or agreement set forth in this Agreement, which, if capable of being cured, is not cured within five Business Days after the receipt of written notice of such failure or default;

(g)

the Proceedings are dismissed or a receiver, interim receiver, receiver and manager, trustee in bankruptcy, liquidator or administrator is appointed in respect of Banro, unless such event occurs with the prior written consent of the Requisite Consenting Parties;

(h)

the Court denies approval of the Final Order or, if the Court enters the Final Order, if the Final Order is subsequently reversed, vacated or otherwise materially modified in a manner inconsistent with this Agreement, the CBCA Plan, the Term Sheets and the Recapitalization, if such modification is not acceptable to the Consenting Party, acting in a manner consistent with the terms of this Agreement;

(i)

the amendment, modification or filing of a pleading by the Company seeking to amend or modify the Recapitalization Terms or the CBCA Plan, or any material document or order relating thereto, if such amendment or modification is not acceptable to the Requisite Consenting Parties, acting in a manner consistent with the terms of this Agreement;

(j)

if this Agreement is amended, modified or supplemented or any matter herein is approved, consented to or waived such that the Outside Date is extended, or the effect of any such amendment materially adversely changes the fundamental terms of the Recapitalization as they relate to that Consenting Party, in each case without such Consenting Party’s consent;

(k)	if the Company fails to commence CCAA Proceedings in accordance with Section 8(a) at the direction of the Requisite Consenting Parties as required in Section 8(a);

(l)

the conditions set forth in Section 9 are not satisfied or waived by the Voting Deadline, the conditions set forth in Section 10 are not satisfied or waived by the Outside Date or the Requisite Consenting Parties determine that there is no reasonable prospect that the conditions set forth in Section 9 will be satisfied or waived by the Voting Deadline or that there is no reasonable prospect that the conditions set forth in Section 10 will be satisfied or waived by the Outside Date; or

(m)	a Change in Recommendation.

15.	Company Termination Events

This Agreement may be terminated by the delivery to the Consenting Parties (with a copy to the Requisite Consenting Party Advisors) of a written notice in accordance with Section 20(n) by the Company, in the exercise of its sole discretion, upon the occurrence and continuation of any of the following events:

(a)

the milestones under Section 6(e) (as may be amended) have not been met or waived, or the Implementation Date has not occurred on or before the Outside Date, unless the failure to meet the foregoing timelines is caused solely by the action or omission to take any action by the Company; or

(b)	the issuance of any final decision, order or decree by a Governmental Entity, in consequence of or in connection with the Recapitalization, in each case which prohibits the Recapitalization.

16.	Mutual Termination, Partial Termination

(a)	This Agreement, and the obligations of all Parties hereunder, may be terminated by mutual agreement between (a) the Company and (b) the Requisite Consenting Parties.

(b)

This Agreement may be terminated as to a breaching Consenting Party (the “Breaching Party”) only, by delivery to such Breaching Party of a written notice in accordance with Section 20(n) by the Company or a non-breaching Consenting Party, in exercise of its sole discretion and provided that the Company or such non-breaching Consenting Party is not in default hereunder, upon the occurrence and continuation of any of the following events:

(i)

failure by the Breaching Party to comply in all material respects with, or default by the Breaching Party in the performance or observance of, any material term, condition, covenant or agreement set forth in this Agreement which is not cured within five Business Days after the receipt of written notice of such failure or default; or

(ii)	if any representation, warranty or other statement of the Breaching Party made or deemed to be made in this Agreement shall prove untrue in any material respect as of the date when made;

and the Breaching Party shall, in accordance with Section 17, thereupon no longer be a Consenting Party.

17.	Effect of Termination

(a)

Upon termination of this Agreement pursuant to Section 14, Section 15 or Section 16(a) hereof, this Agreement shall be of no further force and effect and each Party hereto shall be automatically and simultaneously released from its commitments, undertakings, and agreements under or related to this Agreement, except for the rights, agreements, commitments and obligations under Sections 6(l), 6(o), 11(b), 17, 19, 20(j), 20(l), 20(p), 20(r) and 20(s), all of which shall survive the termination, and each Party shall have the rights and remedies that it would have had it not entered into this Agreement and shall be entitled to take all actions, whether with respect to the Recapitalization or otherwise, that it would have been entitled to take had it not entered into this Agreement.

(b)

Upon termination of this Agreement with respect to a Breaching Party under Section 16(b), this Agreement shall be of no further force or effect with respect to such Breaching Party and, subject to the right of the Company and any Consenting Party other than the Breaching Party to pursue any and all legal and equitable rights against a Breaching Party in respect of the circumstances that resulted in them becoming a Breaching Party, all rights, obligations, commitments, undertakings, and agreements under or related to this Agreement of or in respect of such Breaching Party shall be of no further force or effect, except for the rights and obligations under Sections 11(b), 17, 19, 20(j), 20(l), 20(p), 20(r) and 20(s), all of which shall survive such termination.

(c)

Upon the occurrence of any termination of this Agreement, any and all consents tendered prior to such termination by (i) the Consenting Parties in the case of termination pursuant to Section 14, Section 15 or Section 16(a) hereof, or (ii) the Breaching Party(s) in the case of a termination pursuant to Section 16(b), shall be deemed, for all purposes, to be null and void from the first instance and shall not be considered or otherwise used in any manner by the Parties in connection with the Recapitalization and this Agreement or otherwise.

18.	Termination Upon the Implementation Date

This Agreement shall terminate automatically without any further required action or notice on the Implementation Date (immediately following the Effective Time). For greater certainty, the representations, warranties and covenants herein shall not survive and shall be of no further force or effect from and after the Implementation Date, provided that the rights, agreements, commitments and obligations under Sections 6(l), 6(o), 6(cc), 11(b), 17, 19, 20(j), 20(l), 20(p), 20(r) and 20(s), shall survive the Implementation Date.

19.	Confidentiality

Each of the Parties agrees to use commercially reasonable efforts (which shall, in any event, be at least as great as the efforts used by such Party to maintain the confidentiality of its own confidential information) to maintain the confidentiality of the identity and holdings of the Consenting Parties; provided, however, that such information may be disclosed: (i) to the Parties respective directors, trustees, executives, officers, auditors, employees, financial and legal advisors, investment managers (and their affiliates) or other agents and legal advisors or other agents (collectively referred to herein as the “Representatives” and individually as a “Representative”) provided that each such Representative is informed of and complies with this confidentiality provision; (ii) to the Court or to a Governmental Entity in response to, and to the extent required by, any subpoena or order of the court or any other compulsory legal proceedings; and (iii) as may be required by applicable Law or applicable rules of the TSX or NYSE or as required for a Party to obtain approvals required to be obtained by it in connection with the transactions contemplated by this Agreement. If any of the Parties or their Representatives receive a subpoena or other legal proceeding for such information, or determine, on the advice of outside legal counsel, that disclosure of such information is required by applicable Law, the Party shall provide the applicable Consenting Parties with prompt written notice and a copy of the subpoena or other applicable legal proceeding so that the applicable Consenting Parties may seek a protective order or other appropriate remedy or waiver of compliance with the provisions of this Agreement. Notwithstanding the provisions of this Section 19, the Company may disclose the existence of and nature of support evidenced by this Agreement in any public disclosure (including, without limitation, press releases and court materials) produced by the Company at the discretion of the Company, provided that all such disclosures are (a) made in accordance with Section 11, (b) in the context of any such public disclosure, only the aggregate holdings of the Consenting Parties, taken together, may be disclosed (but not their individual holdings, provided that individual holdings may be disclosed to the TSX and/or NYSE on a confidential basis if required under the respective applicable rules of the TSX and/or NYSE), and (c) in the context of any public disclosure, the identity of the Consenting Parties and/or their investment management entities are not disclosed unless there is a binding legal and/or regulatory requirement to such disclosure.

20.	Miscellaneous

(a)

Notwithstanding anything herein to the contrary, this Agreement applies only to each Consenting Party’s Relevant Securities and its legal and/or beneficial ownership of, or its investment and voting discretion over, the Relevant Securities (and not, for greater certainty, to any other securities, loans or obligations that may be held, acquired or sold by such Consenting Party or any client of such Consenting Party whose funds or accounts are managed by such Consenting Party) and, without limiting the generality of the foregoing, shall not apply to:

(i)

any securities, loans or other obligations that may be held, acquired or sold by, or any activities, services or businesses conducted or provided by, any group or business unit within or affiliate of a Consenting Party (A) that has not been involved in the Recapitalization discussions and is not acting at the direction of, or with knowledge of the Company’s affairs provided by, any person involved in the Recapitalization discussions and (B) is on the other side of an information firewall with respect to the officers, partners and employees of such Consenting Party who have been working on the Recapitalization and is not acting at the direction of or with knowledge of the Company’s affairs provided by any officers, partners and employees of such Consenting Party who have been working on the Recapitalization;

(ii)

any securities, loans or other obligations that may be beneficially owned by clients of a Consenting Party, including accounts or funds managed by the Consenting Party, that are not Relevant Securities; or

(iii)	any securities, loans or other obligations (including Relevant Securities) that may be beneficially owned by clients of a Consenting Party that are not managed or administered by the Consenting Party.

(b)

Subject to Section 20(a), nothing in this Agreement is intended to preclude a Consenting Party from engaging in any securities transactions, subject to the agreements set forth in Section 5 with respect to the Consenting Party’s Relevant Securities and compliance with applicable Securities Laws.

(c)

This Agreement shall in no way be construed to preclude any Consenting Party from acquiring additional Relevant Securities in accordance with this Agreement, or other securities of the Company, in each case subject to compliance with applicable Securities Laws.

(d)

At any time, a holder of Relevant Securities that is not a Consenting Party may become a Party to this Agreement by executing and delivering to the Company and the other Consenting Parties, with a copy to the Requisite Consenting Party Advisors, a Consent Agreement.

(e)	The headings in this Agreement are for reference only and shall not affect the meaning or interpretation of this Agreement.

(f)	Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

(g)	Unless otherwise specifically indicated, all sums of money referred to in this Agreement are expressed in lawful money of the United States of America.

(h)

This Agreement and any other agreements contemplated by or entered into pursuant to this Agreement (which will include without limitation the CBCA Plan, the New Senior Secured Notes Indenture, the Barbados Preferred Purchase and Sale Agreement, the Interim Term Loan, the Gold Forward Purchase Agreement and any other documentation required in relation to the RFW-Gramercy Gold Forward, the Amended and Restated Collateral Trust Agreement, an intercreditor agreement to be entered into in respect of, and governing the relationships among holders of, certain indebtedness of the Company (if such intercreditor agreement is determined to be necessary by the Company and the Requisite Consenting Parties), and any documentation required to effect the Cash Tender Offer, any documentation required to effect the exchange of Affected Instruments contemplated hereunder and any documentation required to give effect to the guarantee of the New Senior Secured Notes by Banro), constitutes the entire agreement and supersedes all prior agreements and understandings, both oral and written, among the Parties with respect to the subject matter hereof.

(i)

The Company acknowledges and agrees that any waiver or consent that the Consenting Parties or the Requisite Consenting Parties may make on or after the date hereof has been made by the Consenting Parties or the Requisite Consenting Parties, as the case may be, in reliance upon, and in consideration for, the covenants, agreements, representations and warranties of the Company.

(j)	The agreements, representations and obligations of the Consenting Parties under this Agreement are, in all respects, several and not joint or joint and several.

(k)

Any person signing this Agreement in a representative capacity (i) represents and warrants that he/she is authorized to sign this Agreement on behalf of the Party he/she represents and that his/her signature upon this Agreement will bind the represented Party to the terms hereof, and (ii) acknowledges that the other Parties hereto have relied upon such representation and warranty.

(l)

No director, officer or employee of the Company Parties or any of their legal, financial or other advisors shall have any personal liability to any of the Consenting Parties under this Agreement or as a result of the execution or delivery of any officer’s certificate required by this Agreement. No director, officer or employee of any of the Consenting Parties or the Requisite Consenting Party Advisors shall have any personal liability to the Company or the other Consenting Parties or Requisite Consenting Parties under this Agreement.

(m)

Any date, time or period referred to in this Agreement shall be of the essence except to the extent to which the Parties agree in writing to vary any date, time or period, in which event the varied date, time or period shall be of the essence.

(n)

All notices, consents and other communications which may be or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be deemed to be validly given if served personally or by PDF/email transmission, in each case addressed to the particular Party:

(i)	If to the Company, at:

Banro Corporation
First Canadian Place, Suite 7070
100 King St. W.
Toronto, Ontario, Canada M5X 1E3

Attention:	Geoffrey Farr
Email:	gfarr@banro.com

With a required copy (which shall not be deemed notice) to:

Norton Rose Fulbright Canada LLP
Suite 3800, Royal Bank Plaza, South Tower
200 Bay Street, P.O. Box 84
Toronto, Ontario, Canada M5J 2Z4

Attention:	Mike Moher / Tony Reyes
Email:	mike.moher@nortonrosefulbright.com /
tony.reyes@nortonrosefulbright.com

(ii)	If to RFW, at:

Resource FinanceWorks Limited
17/F Wilson House, 19-27 Wyndham Street
Central, Hong Kong

Attention:	Clement Kwong
Email:	clementkwong@resourcefinance.works

With a required copy (which shall not be deemed notice) to:

Fasken Martineau DuMoulin LLP
Bay Adelaide Centre
333 Bay Street, Suite 2400
Toronto, Ontario, Canada M5H 2T6

Attention:	John Turner / Stuart Brotman
Email:	jturner@fasken.com / sbrotman@fasken.com

(iii)	If to Gramercy, at:

Gramercy Funds Management LLC
20 Dayton Avenue
Greenwich, CT 06830 U.S.A.

Attention:	Robert Rauch / Brian Nunes / Operations
Email:	rrauch@gramercy.com / bnunes@gramercy.com /
operations@gramercy.com

With a required copy (which shall not be deemed notice) to:

Goodmans LLP
Bay Adelaide Centre
333 Bay Street, Suite 3400
Toronto, Ontario, Canada M5H 2S7

Attention:	Kari Mackay / Brendan O’Neill
Email:	kmackay@goodmans.ca / boneill@goodmans.ca

(iv)	If to Blackrock, at:

[Redacted]

With a required copy (which shall not be deemed notice) to:

Osler, Hoskin & Harcourt LLP
Box 50, 1 First Canadian Place
Toronto, Ontario, Canada M5X 1B8

Attention:	Joyce Bernasek
Email:	JBernasek@osler.com

(v)	[Redacted]:

(vi)	If to any other Consenting Party, at the address set forth on its signature page hereto or to the Consent Agreement, as applicable,

or at such other address of which any Party may, from time to time, advise the other Parties by notice in writing given in accordance with the foregoing. The date of receipt of any such notice shall be deemed to be the date of delivery or transmission thereof.

(o)

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

(p)

The provisions of this Agreement shall be binding upon and enure to the benefit of the Parties hereto and their respective successors and permitted assigns, provided that no Party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other Parties hereto, except by a Consenting Party as set forth and to the extent permitted in Section 5(e).

(q)

This Agreement is governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein, without regard to principles of conflicts of law. Each Party submits to the jurisdiction of the courts of competent jurisdiction in the Province of Ontario in respect of any action or proceeding relating to this Agreement. Without limiting the foregoing, each Party attorns to the jurisdiction of the Court for the purposes of the CBCA Plan and the compromises and exchanges effected thereby. The Parties shall not raise any objection to the venue of any proceedings in any such court, including the objection that the proceedings have been brought in an inconvenient forum.

(r)

It is understood and agreed by the Parties that money damages would not be a sufficient remedy for any breach of this Agreement by any Party and each non-breaching Party shall be entitled to specific performance and injunctive or other equitable relief as a remedy of any such breach, including an order by a court of competent jurisdiction requiring any Party to comply promptly with any of its obligations hereunder.

(s)

The Parties waive any right to trial by jury in any proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, present or future, and whether sounding in contract, tort or otherwise. Any Party may file a copy of this provision with any court as written evidence of the knowing, voluntary and bargained for agreement between the Parties irrevocably to waive trial by jury, and that any proceeding whatsoever between them relating to this Agreement or any of the transactions contemplated by this Agreement shall instead be tried by a judge or judges sitting without a jury.

(t)	Unless expressly stated herein, this Agreement shall be solely for the benefit of the Parties, and no other person or entity shall be a third-party beneficiary hereof.

(u)	This Agreement may be executed by facsimile or other electronic means and in one or more counterparts, all of which shall be considered one and the same agreement.

[Signature pages follow]

IN WITNESS WHEREOF the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

BANRO CORPORATION

Per:	(signed) “John A. Clarke”
	Name:	John A. Clarke
	Title:	Chief Executive Officer and President

BANRO GROUP (BARBADOS) LIMITED

Per:	(signed) “Stephen Greaves”
	Name:	Stephen Greaves
	Title:	Director

NAMOYA (BARBADOS) LIMITED

Per:	(signed) “Stephen Greaves”
	Name:	Stephen Greaves
	Title:	Director

TWANGIZA (BARBADOS) LIMITED

Per:	(signed) “Stephen Greaves”
	Name:	Stephen Greaves
	Title:	Director

TWANGIZA MINING S.A.

Per:	(signed) “Desire Sangara”
	Name:	Desire Sangara
	Title:	Chairman of the Board

NAMOYA MINING S.A.

Per:	(signed) “Desire Sangara”
	Name:	Desire Sangara
	Title:	Chairman of the Board

Signature Page to Support Agreement

STRICTLY CONFIDENTIAL

[CONSENTING PARTY SIGNATURE PAGES
REDACTED]

Per:
Name:
Title:

Relevant Security	Original Face Amount / Number of Securities Represented
Existing Notes
Term Loan Claims
Dore Loan Claims
Exchangeable Preferred Shares
Series A Preference Shares
Series B Preference Shares
Barbados Preferred Shares
Common Shares

STRICTLY CONFIDENTIAL

SCHEDULE A

DEFINITIONS

Definition	Section
“Affected Debt Instruments”	Recitals
“Affected Equity Instrument”	Recitals
“Affected Instruments”	Recitals
“Agreement”	Preamble
“Banro”	Preamble
“Banro Board Recommendation”	Section 4(cc)
“Barbados Preferred Shares”	Recitals
“BGB”	Recitals
[Redacted]	[Redacted]
“BlackRock”	Preamble
“Breaching Party”	Section 16(b)
[Redacted]	[Redacted]
“CBCA”	Recitals
“CBCA Applicants”	Section 6(k)
“CBCA Plan”	Recitals
“CBCA Proceedings”	Recitals
“CCAA”	Recitals
“CCAA Applicants”	Section 9(d)
“CCAA Plan”	Section 8(a)(i)
“CCAA Proceedings”	Recitals
“Claim”	Section 6(l)
“Common Shares”	Recitals
“Company”	Preamble
“Company Party(s)”	Preamble
“Consent Agreement”	Preamble
“Consenting Party” or “Consenting Parties”	Preamble
“Court”	Section 6(e)(i)
“CTA Secured Indebtedness”	Section 4(f)
“Dore Loan”	Recitals
“Dore Loan Amendment”	Recitals
“Dore Loan Claims”	Recitals
[Redacted]	[Redacted]
“Effective Time”	Section 10(a)
“Exchangeable Preferred Shares”	Recitals
“Existing Notes”	Recitals
“Fairness Opinion”	Section 6(h)

“Final Order”	Section 6(i)
“Gold Forward Purchase Agreement”	Section 2
“Gold Forward Term Sheet”	Recitals
“Gramercy”	Preamble
“Indemnified Party” or “Indemnified Parties”	Section 6(l)
“Initial Order”	Section 8(a)
“Interim Order”	Section 6(i)
“Interim Term Loan”	Recitals
“Meeting Materials”	Section 6(aa)
“Meeting Order”	Section 6(i)
“Meetings”	Section 6(e)(iv)
“Namoya”	Recitals
“New Notes Term Sheet”	Recitals
“New Senior Secured Notes”	Recitals
[Redacted]	[Redacted]
“Other Transaction”	Section 6(q)
“Outside Date”	Section 6(e)(vi)
“Party” or “Parties”	Recitals
“Proceedings”	Recitals
“Recapitalization”	Recitals
“Recapitalization Terms”	Section 2(a)
“Relevant Securities”	Section 3(a)(ii)
“Relevant Shares”	Section 3(a)(ii)
“Representative(s)”	Section 19
“RFW”	Preamble
“RFW-Gramercy Gold Forward”	Recitals
“Section 3(a)(10)”	Section 6(i)
“Series A Preference Shares”	Recitals
“Series B Preference Shares”	Recitals
“Term Loan”	Recitals
“Term Loan Claims”	Recitals
“Term Sheets”	Recitals
“Voting Deadline”	Section 5(b)

In addition, the following terms used in this Agreement shall have the following meanings:

“Amended and Restated Collateral Trust Agreement” means the Collateral Trust Agreement, as amended and restated to reflect, among other things, (i) a change to the collateral agent, and (ii) the limitations on secured liens in accordance with the New Senior Secured Notes Indenture, which amendment shall be in form and substance acceptable to the Company and the Requisite Consenting Parties, each acting reasonably and in accordance with the terms of this Agreement.

“Banro Board” means the board of directors of Banro.

“Barbados Preferred Purchase and Sale Agreement” means an agreement among [Redacted], Gramercy and RFW, in form and substance acceptable to Banro and the Requisite Consenting Parties, each acting reasonably and in accordance with the terms of this Agreement, pursuant to which, among other things, (i) each of Gramercy and RFW agrees to purchase, and [Redacted] agrees to sell to Gramercy and RFW, [Redacted] of the Barbados Preferred Shares held by [Redacted] for an aggregate purchase price of [Redacted] each; (ii) notwithstanding the purchase and sale of such Barbados Preferred Shares, each of Gramercy and RFW agree that [Redacted] shall be entitled to the Transferred Barbados Preferred Dividend Payment (as defined in the CBCA Plan) in respect of such purchased Barbados Preferred Shares, and (iii) each of Gramercy, RFW, and [Redacted] agrees to attorn to the jurisdiction of the Court for the purposes of the CBCA Plan and the compromises and exchanges effected thereby.

“Bonus Payment(s)” means any and all bonus payments, retention payments, incentive compensation payments or other similar payments payable by the Company to any of the Company’s current or past directors, officers, employees or senior managers, including, without limitation, the use of any funds now held in trust or escrow for the purposes of any of the foregoing payments, in connection with the transactions contemplated by this Agreement or otherwise.

“Business Day” means each day, other than a Saturday or Sunday or a statutory or civic holiday, that banks are open for business in Toronto, Ontario, Canada.

“Canadian Securities Commissions” means, collectively, the applicable securities commissions or regulatory authorities in each of the provinces of Canada.

“Canadian Securities Laws” means, collectively, and, as the context may require, the applicable securities laws of each of the provinces of Canada, and the respective regulations and rules made under those securities laws together with all applicable published policy statements, instruments, blanket orders and rulings of the Canadian Securities Commissions and all discretionary orders or rulings, if any, of the Canadian Securities Commissions made in connection with the transactions contemplated by this Agreement together with applicable published policy statements of the Canadian Securities Administrators, as the context may require.

“Capital Lease” means, with respect to a Person, a lease or other arrangement in respect of real or personal property that is required to be classified and accounted for as a capital lease obligation on a balance sheet of the Person in accordance with GAAP.

“Capital Lease Obligation” means, with respect to a Person, the obligation of the Person to pay rent or other amounts under a Capital Lease and for the purposes of this definition, the amount of such obligation at any date shall be the capitalized amount of such obligation at such date as determined in accordance with GAAP.

“Cash Election” means the election by any Person to tender all or any portion of its Existing Notes in the Cash Tender Offer.

“Cash Tender Offer” means the cash tender offer contemplated by the CBCA Plan to be funded by RFW pursuant to which holders of Existing Notes shall be entitled to tender their Existing Notes in exchange for a cash payment equal to 75% of the stated par value of such Existing Notes, plus any accrued but unpaid interest thereon; provided that in no event shall RFW be obligated to purchase more than $50 million in face amount of Existing Notes so tendered

“Change in Recommendation” means (i) a failure by the Banro Board to include the Banro Board Recommendation in the Meeting Materials, (ii) any withdrawal, withholding, amendment, modification or qualification to, or public proposal to withdraw, withhold, amend, modify or qualify the Banro Board Recommendation, (iii) any approval, acceptance, endorsement, recommendation or public proposal to approve, accept, endorse or recommend, any Other Transaction, or (iv) any failure by the Banro Board to reaffirm the Banro Board Recommendation within five Business Days (and in any case prior to the Meetings) after having been requested in writing by any Requisite Consenting Party to do so (it being understood that the taking of a neutral position or no position with respect to an Other Transaction beyond a period of five Business Days (or beyond the time of the Meetings, if sooner) shall be considered a failure of the Banro Board to reaffirm its recommendation within the requisite time period).

“Collateral Trust Agreement” means the collateral trust agreement dated March 2, 2012, among Banro, as borrower and issuer, the guarantors party thereto, as initial guarantors, and Equity Financial Trust Company, as indenture trustee and collateral agent, as amended or amended and restated to reflect the terms of the Recapitalization, which shall be consistent with the Term Sheets and acceptable to the Company and the Requisite Consenting Parties.

“Contingent Liabilities” means, with respect to a Person, any agreement, undertaking or arrangement by which the Person guarantees, endorses or otherwise becomes or is contingently liable upon (by direct or indirect agreement, contingent or other, to provide funds for payment, to supply funds to, or otherwise to invest in a debtor, or otherwise to assure a creditor against loss) the obligation, debt or other liability of any other Person or guarantees the payment of dividends or other distributions upon the shares (or other ownership interests) of any Person. The amount of any contingent liability will, subject to any limitation contained therein, be deemed to be the outstanding principal amount (or maximum principal amount, if larger) of the obligation, debt or other liability to which the contingent liability is related.

“Contract(s)” means all agreements, contracts, leases (whether for real or personal property), purchase orders, undertakings, covenants not to compete, employment agreements, confidentiality agreements, licenses, instruments, obligations and commitments to which a Person is a party or by which a Person or any of its assets are bound or affected, whether written or oral.

“Definitive Documents” means all definitive agreements, court materials and other material documents in connection with the Recapitalization and the Proceedings, including, without limitation, the CBCA Plan, the Interim Order, the Meeting Order, the Initial Order (if applicable), the Final Order, all material applications, motions, pleadings, orders, rulings and other documents filed by the Company with the Court in respect of the Recapitalization or the CBCA Plan, the Meeting Materials, the Interim Term Loan, the Gold Forward Purchase Agreement and any other documentation required in connection with the RFW-Gramercy Gold Forward, the New Senior Secured Notes Indenture, the Amended and Restated Collateral Trust Agreement, an intercreditor agreement in respect of, and governing the relationships among holders of, certain indebtedness of the Company (if such intercreditor agreement is determined to be necessary by the Company and the Requisite Consenting Parties), the Barbados Preferred Purchase and Sale Agreement, any documentation required to effect the Cash Tender Offer, any documentation required to effect the exchange of the Affected Instruments contemplated hereunder and any documentation required to give effect to the guarantee of the New Senior Secured Notes by Banro.

“Disclosure Letter” means a letter from the Company to the Requisite Consenting Party Advisors dated the date hereof, all or any portion of which the Requisite Consenting Party Advisors shall be entitled to share with the Requisite Consenting Parties which they represent.

“Environmental Laws” means all Laws regarding the environment or pursuant to which Environmental Liabilities would arise or have arisen, including relating to the Release or threatened Release of any contaminant or the generation, use, storage or transportation of any contaminant.

“Environmental Liabilities” means any and all Liabilities for any Release, any environmental damage, any contamination or any other environmental problem caused to any Person, property or the environment as a result of any Release or the condition of any property or asset, whether or not caused by a breach of applicable Laws, including, without limitation, all Liabilities arising from or related to: any surface, underground, air, groundwater, or surface water contamination; the abandonment or plugging of any well; restorations and reclamations; the removal of or failure to remove any foundations, structures or equipment; the cleaning up or reclamation of storage sites; any Release; violation of pollution standards; and personal injury (including sickness, disease or death) and property damage arising from the foregoing.

“Faskens” means Fasken Martineau DuMoulin LLP, legal counsel to RFW.

“Financial Instrument Obligations” means, with respect to any Person, obligations arising under: (i) interest rate swap agreements, forward rate agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into or guaranteed by the Person where the subject matter thereof is interest rates or the price, value or amount payable thereunder is dependent or based upon interest rates or fluctuations in interest rates in effect from time to time (but excluding non-speculative conventional floating rate Indebtedness); (ii) currency swap agreements, cross-currency agreements, forward agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into or guaranteed by the Person where the subject matter thereof is currency exchange rates or the price, value or amount payable thereunder is dependent or based upon currency exchange rates or fluctuations in currency exchange rates in effect from time to time; and (iii) any agreement for the making or taking of any commodity (including but not limited to platinum, gold, silver, copper, nickel, cobalt, coal, natural gas, oil and electricity), swap agreement, floor, cap or collar agreement or commodity future or option or other similar agreement or arrangement, or any combination thereof, entered into or guaranteed by the Person where the subject matter thereof is any commodity or the price, value or amount payable thereunder is dependent or based upon the price or fluctuations in the price of any commodity; or any other similar transaction, including any option to enter into any of the foregoing, or any combination of the foregoing, in each case to the extent of the net amount due or accruing due by the Person under the obligations determined by marking the obligations to market in accordance with their terms.

“Financial Statements” means (i) the audited consolidated statement of financial position of Banro as at December 31, 2015 and the related audited consolidated statement of comprehensive (loss)/income, changes in equity and cash flow for the fiscal year then ended, together with the report thereon of independent auditors, and (ii) the unaudited quarterly consolidated financial statements of Banro for the three and nine month periods ended September 30, 2016, each prepared in accordance with GAAP consistently applied throughout the periods covered, and except that the unaudited quarterly consolidated statements are subject to normal period-end adjustments and may omit notes which are not required by applicable Laws to be included in the unaudited statements.

“GAAP” means generally accepted accounting principles (including IFRS) as applied in the relevant jurisdiction.

“Goodmans” means Goodmans LLP, legal counsel to Gramercy.

“Governmental Entity” means any government, regulatory authority, governmental department, agency, commission, bureau, official, minister, Crown corporation, court, board, tribunal or dispute settlement panel or other law, rule or regulation-making organization or entity: (a) having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them; or (b) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power and, where applicable, include the Canadian Securities Commissions or similar regulatory bodies of another jurisdiction.

“IFRS” means the International Financial Reporting Standards.

“Implementation Date” means the date on which the Recapitalization is implemented pursuant to either the CBCA Plan or the CCAA Plan, as the case may be.

“Indebtedness” means, with respect to a Person, without duplication:

(i)

all obligations of the Person for borrowed money, including debentures, notes or similar instruments and other financial instruments and obligations with respect to bankers’ acceptances and contingent reimbursement obligations relating to letters of credit;

(ii)	all Financial Instrument Obligations of the Person;

(iii)	all Capital Lease Obligations and Purchase Money Obligations of the Person;

(iv)	all Indebtedness of any other Person secured by a Security Interest on any asset of the Person;

(v)	all obligations to repurchase or redeem any common shares or any other securities of such Person; and

(vi)	all Contingent Liabilities of the Person with respect to obligations of another Person if such obligations are of the type referred to in paragraphs (i) to (v) above.

“Information” means information set forth or incorporated in Banro’s public disclosure documents filed with the applicable Canadian securities regulators under Securities Laws, as applicable, since January 1, 2016 and prior to the execution and delivery of this Agreement.

“Law” or “Laws” means any law, statute, order, decree, consent decree, judgment, rule regulation, ordinance or other pronouncement having the effect of law whether in Canada, the United States, the Democratic Republic of the Congo, or any other country, or any domestic or foreign state, county, province, city or other political subdivision or of any Governmental Entity.

“Liability” or “Liabilities” means any direct or indirect liability, indebtedness, obligation, commitment, expense, claim, deficiency, guarantee or endorsement of or by any Person of any type, whether accrued, absolute, contingent, matured, unmatured, liquidated, unliquidated, known or unknown.

“Material” means, in relation to any asset, fact, circumstance, change, effect, matter, action, condition, event, occurrence or development: (i) material (or reasonably expected to be material), individually or in the aggregate with other such facts, circumstances, changes, effects, matters, actions, conditions, events, occurrences or developments, to the business, affairs, results of operations, prospects or financial condition of the Company or to the ability of the Company to complete the transactions contemplated by this Agreement in the time and manner provided, or (ii) reasonably expected to have, individually or in the aggregate with other such facts, circumstances, changes, effects, matters, actions, conditions, events, occurrences or developments, a significant effect on the market price or value of securities of the Company.

“Material Adverse Change” means any change, development, effect, event, circumstance, fact or occurrence that individually or in the aggregate with other such changes, developments, effects, events, circumstances, facts or occurrences, (A) is material and adverse to the business, condition (financial or otherwise), properties, assets (tangible or intangible), liabilities (including any contingent liabilities), prospects, operations or results of operations of the Company, taken as a whole, or (B) prevents or materially adversely affects the ability of the Company to timely perform its obligations under this Agreement, except, any change, development, effect, event, circumstance, fact or occurrence resulting from or relating to: (a) any change in GAAP; (b) any change in gold prices or in currency exchange rates; (c) any adoption, proposal, implementation or change in applicable laws or any interpretation thereof by any Governmental Entity; (d) any change in global, national or regional political conditions (including the outbreak of war or acts of terrorism but excluding any change in political conditions, outbreak of war or acts of terrorism in the Democratic Republic of the Congo) or in general economic, business, regulatory, political or market conditions or in national or global financial or capital markets; (provided that in the case of (b), (c) and (d) above, such conditions do not have a materially disproportionate effect on the Company relative to other companies in its industry); (e) any natural disaster; (f) the execution, announcement or performance of this Agreement, the Term Sheet, the CBCA Plan or any other related agreement and the completion of the transactions contemplated thereby; (g) any action taken by the Company which is contemplated in this Agreement or is consented to by the Requisite Consenting Parties; or (h) any change in the market price or trading volume of any securities of the Company (it being understood that the causes underlying such change in market price or trading volume (other than those in items (a) to (h) above) may be taken into account in determining whether a Material Adverse Change has occurred).

“Material Contract” means each Contract and other instrument or document (including any amendment to any of the foregoing) of the Company:

(vii)	with any director, officer or affiliate of the Company;

(viii)

that in any way purports to materially restrict the business activity of the Company or to limit the freedom of the Company to engage in any line of business or to compete with any Person or in any geographic area or to hire or retain any Person;

(ix)

that could reasonably be expected to have a material effect on the business, affairs, condition, capitalization, properties, assets, liabilities, prospects, operations or financial performance of the Company, or on the Recapitalization; and

(x)	any other Contract, if a breach of such Contract could reasonably be expected to result in a Material Adverse Change.

“New Senior Secured Notes Indenture” means the indenture governing the New Senior Secured Notes to be implemented as part of the Recapitalization and the issuance of the New Senior Secured Notes to holders of Affected Debt Instruments who have not made a Cash Election in respect of all or a portion of such Affected Debt Instruments, including any and all security documents related thereto, which shall be consistent with the New Notes Term Sheet and acceptable to the Company and the Requisite Consenting Parties.

“NYSE” means NYSE MKT LLC.

“Osler” means Osler, Hoskin & Harcourt LLP, legal counsel to BlackRock.

“Person” means an individual, a corporation, a partnership, a limited liability company, a trust, an unincorporated association, a Governmental Entity or any agency, instrumentality or political subdivision of a Governmental Entity, or any other entity or body.

“Purchase Money Obligation” means, with respect to a Person, indebtedness of the Person issued, incurred or assumed to finance all or part of the purchase price of any asset or property acquired by such Person.

“PPSA” means the Personal Property Security Act (Ontario).

“Release” means any presence, release, spill, emission, leaking, pumping, pouring, injection, escaping, deposit, disposal, discharge, leeching or migration of any element or compound in or into the indoor or outdoor environment (including the abandonment or disposal of any barrels, tanks, containers or receptacles containing any contaminant), or in, into or out of any vessel or facility, including the movement of any contaminant through the air, soil, subsoil, surface, water, groundwater, rock formation or otherwise which is or may be (under any circumstances, whether or not they have not occurred).

“Requisite Consenting Parties” means, collectively, RFW, Gramercy and BlackRock.

“Requisite Consenting Party Advisors” means, collectively, Goodmans, Faskens and Osler.

“Securities Laws” means, collectively, Canadian Securities Laws and U.S. Securities Laws.

“Security Interest” means any security interest, assignment by way of security, mortgage, charge (whether fixed or floating), hypothec, deposit arrangement, pledge, lien, encumbrance, preference, priority or other security interest or preferential arrangement of any kind or nature whatsoever (including any conditional sale or other title retention agreement, any financing lease having substantially the same economic effect as any of the foregoing and any other “Security Interest” as defined in section 1(1) of the PPSA).

“Shareholder Rights Plan” means the shareholder rights plan agreement dated as of April 29, 2005 between Banro and Equity Transfer Services Inc. as amended, modified or supplemented from time to time.

“Tax” means all present and future taxes, rates, levies, imposts, assessments, dues, government fees, stamp taxes, deductions, charges or withholdings, and all liabilities with respect thereto, and any interest, additions to tax and penalties imposed with respect thereto, excluding, with respect to a lender, taxes imposed on its income or capital and franchise taxes imposed on it by any taxation authority.

“TSX” means Toronto Stock Exchange.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended from time to time, and the rules and regulations promulgated thereunder, or any successor statute.

“U.S. Securities Exchange Act” means the United States Securities Exchange Act of 1934, as amended from time to time, and the rules and regulations promulgated thereunder, or any successor statute.

“U.S. Securities Commission” means the United States Securities and Exchange Commission.

“U.S. Securities Laws” means, collectively, the U.S. Securities Act, the U.S. Securities Exchange Act and the rules and regulations of the U.S. Securities Commission.

SCHEDULE “B”

FORM OF CONSENT AGREEMENT

This Consent Agreement is made as of the date below (the “Consent Agreement”) by the undersigned (the “Consenting Party”) in connection with the support agreement dated January 31, 2017 (the “Support Agreement”) among Banro Corporation and certain of its subsidiaries and the Consenting Parties party thereto. Capitalized terms used herein have the meanings assigned in the Support Agreement unless otherwise defined herein.

RECITALS:

A.	Section 20(d) of the Support Agreement allows holders of Relevant Securities to become a party thereto by executing a Consent Agreement.

B.

Section 5(e) of the Support Agreement requires that, contemporaneously with a transfer of any Relevant Security by a Consenting Party to a transferee who is not also already a Consenting Party, such transferee shall execute and deliver this Consent Agreement.

C.

The Consenting Party wishes to be bound by the terms of the Support Agreement pursuant to either Section 20(d) or 5(e) of the Support Agreement on the terms and subject to the conditions set forth in this Consent Agreement.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Consenting Party agrees as follows:

1.

The Consenting Party hereby agrees to be fully bound as a Consenting Party under the Support Agreement in respect of the Relevant Securities that are identified on the signature page hereto, and hereby represents and warrants that the Relevant Securities set out on the signature page constitute all of Relevant Securities that are legally or beneficially owned by such Consenting Party or which such Consenting Party has the sole power to vote or dispose of.

2.

The Consenting Party hereby represents and warrants to each of the other Parties that the representations and warranties set forth in Section 3 of the Support Agreement are true and correct with respect to such Consenting Party as if given on the date hereof.

3.	Except as expressly modified hereby, the Support Agreement shall remain in full force and effect, in accordance with its terms.

4.

This Consent Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of the Canada applicable therein, without regard to principles of conflicts of law.

5.	This Consent Agreement may be executed by facsimile or other electronic means and in one or more counterparts, all of which shall be considered one and the same agreement.

[Remainder of this page intentionally left blank; next page is signature page]

Signature Page to Consent Agreement

STRICTLY CONFIDENTIAL

[CONSENTING PARTY’S	[CONSENTING PARTY’S NAME]
ADDRESS]

Per:
Name:
Title:

Relevant Security	Original Face Amount / Number of Securities Represented
Existing Notes
Term Loan Claims
Dore Loan Claims
Exchangeable Preferred Shares
Series A Preference Shares
Series B Preference Shares
Barbados Preferred Shares
Common Shares

SCHEDULE “C”

CBCA PLAN OF ARRANGEMENT

[Attached]

BANRO CORPORATION AND [ARRANGECO]

PLAN OF ARRANGEMENT

MADE PURSUANT TO SECTION 192 OF
THE CANADA BUSINESS CORPORATIONS ACT

Article 1
Definitions and Interpretation

1.1	Definitions

In this Plan of Arrangement, unless otherwise stated or unless the subject matter or context otherwise requires:

Advisors means (i) Norton Rose Fulbright Canada LLP and Dorsey & Whitney LLP, Canadian and U.S. legal counsel to the Applicants, (ii) Goodmans LLP and Paul, Weiss Rifkind, Wharton and Garrison LLP, Canadian and U.S. legal counsel to Gramercy, (iii) Fasken Martineau DuMoulin LLP, legal counsel to RFW, and (iv) Osler, Hoskin & Harcourt LLP, legal counsel to BlackRock;

Affected Instrument Value means (i) with respect to each Existing Note, the principal amount of the Existing Note, (ii) with respect to the Term Loan, the principal amount of the Term Loan, (iii) with respect to each Exchangeable Preferred Share, the Exchangeable Preferred Value, (iv) with respect to each BlackRock Barbados Preferred Share, the Barbados Preferred Value, (v) with respect to each Transferred Barbados Preferred Share, the Transferred Barbados Preferred Value, (vi) with respect to each Series A Preference Share, the Series A Preference Value, and (vii) with respect to each Series B Preference Share, nil.

Affected Instruments means collectively the Existing Notes, the Exchangeable Preferred Shares, the Series A Preference Shares, the Series B Preference Shares, the Barbados Preferred Shares, and the documents governing the Term Loan Claims;

Affected Options means all options issued by Banro pursuant to its Stock Option Plan with an exercise price equal to or in excess of Cdn$0.80 per share;

Amended and Restated Collateral Trust Agreement means the Collateral Trust Agreement, as amended and restated to reflect, among other things, (i) a change to the collateral agent, and (ii) the limitations on secured liens in accordance with the New Senior Secured Note Indenture, which amendment shall be in form and substance acceptable to the Company and the Requisite Consenting Parties, each acting reasonably and in accordance with the terms of the Support Agreement;

Anticipated Effective Date means the anticipated Effective Date, to be established by Banro and the Requisite Consenting Parties and communicated to the holders of Affected Instruments;

Applicable Law means, with respect to any Person, property, transaction, event or other matter, any Law relating or applicable to such Person, property, transaction, event or other matter;

Applicants means Banro and Arrangeco;

Arrangeco means •, a corporation incorporated pursuant to the CBCA and a wholly-owned subsidiary of Banro;

Arrangement means the arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Section 8.2 of this Plan of Arrangement or made at the direction of the Court in the Interim Order, the Final Order or otherwise, in each case, with the consent of the Applicants and the Requisite Consenting Parties, each acting reasonably;

Articles of Arrangement means the articles of arrangement of the Applicants in respect of the Arrangement, in form and substance satisfactory to the Requisite Consenting Parties, each acting reasonably and in accordance with the terms of the Support Agreement, that are required to be filed with the CBCA Director after the Final Order is made in order for the Arrangement to become effective on the Effective Date;

Assignment and Assumption Agreement means an agreement between Banro and BGB, in form and substance acceptable to the Company and the Requisite Consenting Parties, each acting reasonably and in accordance with the terms of the Support Agreement, pursuant to which BGB will assume Banro’s obligations under the New Senior Secured Notes Indenture following delivery of the Assumption Notice;

Assumption Notice means the notice to be given by Banro under the New Senior Secured Notes Indenture pursuant to which Banro shall exercise its right to cause BGB to assume all of Banro’s obligations under the New Senior Secured Notes Indenture;

Banro Group means, collectively, Banro, BGB, NBL, TBL, Twangiza and Namoya;

Barbados Preferred Dividend Amount means with respect to each Barbados Preferred Share, the sum of (i) dividends accrued on the Barbados Preferred Share on September 30, 2016 December 31, 2016 and March 31, 2017, calculated in accordance with the BGB Articles of Amendment dated April 17, 2013, plus (ii) the dividend accrued on March 31, 2017 on the Barbados Preferred Share multiplied by the number of days between March 31, 2017 and the Anticipated Effective Date, divided by 90;

Barbados Preferred Purchase and Sale Agreement means an agreement among [Redacted], Gramercy and RFW, in form and substance acceptable to the Company and the Requisite Consenting Parties, each acting reasonably and in accordance with the terms of the Support Agreement, pursuant to which, among other things, (i) each of Gramercy and RFW agrees to purchase, and [Redacted] agrees to sell to Gramercy and RFW, [Redacted] of the Barbados Preferred Shares held by [Redacted]; (ii) notwithstanding the purchase and sale of such Barbados Preferred Shares, each of Gramercy and RFW agrees that [Redacted] shall be entitled to the Transferred Barbados Preferred Dividend Payment in respect of such purchased Barbados Preferred Shares, and (iii) each of Gramercy, RFW, and [Redacted] agrees to attorn to the jurisdiction of the Court for the purposes of this Plan of Arrangement and the compromises and exchanges effected hereby;

Barbados Preferred Shares means the Preferred Shares in the capital of BGB;

Barbados Preferred Value means with respect to each Barbados Preferred Share, the sum of (i) the “London Gold Fix” price per ounce of gold expressed in U.S. dollars on such date, as the same is fixed at approximately 3:00 p.m. London time on such date by five market making members of the London Bullion Market Association in accordance with customary market practice on January 20, 2017, multiplied by 0.017501, plus (ii) the Barbados Preferred Dividend Amount;

BGB means Banro Group (Barbados) Limited;

BlackRock means [Redacted] and certain funds and accounts under management by BlackRock Investment Management (UK) Limited in its capacity as investment manager that hold Existing Notes;

BlackRock Barbados Preferred Shares means all Barbados Preferred Shares other than the Transferred Barbados Preferred Shares;

BlackRock Barbados Pro Rata Share means, with respect to [Redacted], the percentage that the aggregate Barbados Preferred Value of all BlackRock Barbados Preferred Shares held by it on the Distribution Record Date bears to the Mezzanine Instrument Value;

Business Day means a day, other than a Saturday, Sunday or a statutory or civic holiday, on which banks are generally open for business in Toronto, Ontario and in New York, New York;

[Redacted];

Cash Amount means, in respect of a Cash Electing Holder, the aggregate amount of cash payable to that Cash Electing Holder in respect of a validly made Cash Election, which amount is equal to 75% of the par value of all Cash Tendered Notes held by it plus any accrued but unpaid interest thereon;

Cash Electing Holders means those Noteholders (for greater certainty, other than the Consenting Parties) that have made a Cash Election;

Cash Election means an election validly made pursuant to the Interim Order and this Plan of Arrangement by a Noteholder to tender all or any portion of the Existing Notes held by it to the Cash Tender Option and receive the Cash Amount in lieu of the New Senior Secured Notes and Common Shares which would otherwise be issued to them pursuant to this Plan of Arrangement on the Effective Date;

Cash Election Deadline means 5:00 p.m. on •, 2017, or such other date as the Company and the Requisite Consenting Parties may agree;

Cash Election Form means the election form sent by Banro to the Noteholders as of the Record Date pursuant to which Noteholders can make a Cash Election;

Cash Tender Option means the option set forth in the Cash Election Form pursuant to which Noteholders have the right to tender all or any portion of their Existing Notes to RFW for cash consideration equal to the Cash Amount; provided that in no event shall RFW be obligated to purchase more than $50 million in face amount of Existing Notes so tendered;

Cash Tender Pool has the meaning given to that term in Section 3.2(b);

Cash Tendered Notes means Existing Notes validly tendered to the Cash Tender Option in accordance with Section 3.1;

CBCA means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended;

CBCA Director means the Director appointed under section 260 of the CBCA;

CBCA Proceedings means the proceedings commenced by the Applicants under the CBCA for approval of this Plan of Arrangement;

CDS means the CDS Clearing and Depository Services Inc. and its successors and assigns;

Certificate of Arrangement means the certificate giving effect to the Arrangement, to be issued by the CBCA Director pursuant to section 192(7) of the CBCA upon receipt of the Articles of Arrangement in accordance with section 262 of the CBCA;

Circular has the meaning ascribed thereto in the Interim Order;

Claim means any right or claim of any Person against the Company, other than an Excluded Claim, whether or not such right or claim is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, unsecured, perfected, unperfected, present or future, known or unknown;

Collateral Trust Agreement means the collateral trust agreement dated March 2, 2012, among Banro, as borrower and issuer, the guarantors party thereto, as initial guarantors, and Equity Financial Trust Company, as indenture trustee and collateral agent, as amended or amended and restated;

Common Shares means common shares in the capital of Banro;

Company or Banro means Banro Corporation;

Consenting Parties means, collectively, the Initial Consenting Parties and such other Persons as may from time to time become parties to the Support Agreement by executing a consent agreement in the form attached thereto;

Court means the Ontario Superior Court of Justice (Commercial List);

Depositary means TSX Trust Company, appointed for the purpose of, among other things, exchanging the Existing Notes for the New Senior Secured Notes and Common Shares, in connection with the Arrangement;

Director means anyone who is or was, or may be deemed to be or have been, whether by statute, operation of law or otherwise, a director or de facto director of Banro;

Distribution Record Date means the fifth Business Day prior to the Anticipated Effective Date;

Dore Loan means the loan in the principal amount of $10 million, made by Baiyin International Investment Ltd, to Twangiza pursuant to a letter agreement dated July 15, 2016, as the same may be amended, restated or modified from time to time;

Dore Loan Amendment means an amendment to the Dore Loan which shall extend the maturity date of the Dore Loan to February 28, 2020, which amendment shall be in form and substance acceptable to the Company and the Requisite Consenting Parties, each acting reasonably and in accordance with the terms of the Support Agreement;

DRC means the Democratic Republic of the Congo;

Effective Date means the Business Day on which the Arrangement becomes effective, as specified in the Certificate of Arrangement;

Effective Time means 12:01 a.m. on the Effective Date;

Exchange Agreements means, collectively, the Exchangeable Preferred Shares Exchange Agreement, the Gold Linked Exchange Agreement, and the Term Loan Exchange Agreement;

Exchange Date means the date that is three Business Days immediately before the Effective Date;

Exchange Time means the time on the Exchange Date as of which certain registrations or holdings are to be determined as provided for herein, being 6:00 p.m. Toronto time;

Exchangeable Preferred Holder means a holder of Exchangeable Preferred Shares;

Exchangeable Preferred Pro Rata Share means, with respect to each Exchangeable Preferred Holder, the percentage that the aggregate Exchangeable Preferred Value of all Exchangeable Preferred Shares held by it on the Distribution Record Date bears to the Mezzanine Instrument Value;

Exchangeable Preferred Shares means, collectively, the Preferred Shares of NBL and the Preferred Shares of TBL;

Exchangeable Preferred Shares Exchange Agreement means an agreement among Banro, NBL, TBL, Gramercy and RFW, in form and substance acceptable to the Company and the Requisite Consenting Parties, each acting reasonably and in accordance with the terms of the Support Agreement, pursuant to which (i) each of Gramercy and RFW agrees to transfer its Exchangeable Preferred Shares to Banro in exchange for its Exchangeable Preferred Pro Rata Share of the Mezzanine Instrument Common Shares, on the Effective Date, and (ii) each of Gramercy, RFW, NBL and TBL agrees to attorn to the jurisdiction of the Court for the purposes of this Plan of Arrangement and the compromises and exchanges effected hereby;

Exchangeable Preferred Value means with respect to each Exchangeable Preferred Share, the sum of the face value of such Exchangeable Preferred Share and any accrued but unpaid dividends up to and including the Anticipated Effective Date (for greater certainty, the calculation of accrued but unpaid dividends for the period from February 28, 2017 to the Anticipated Effective Date shall include the February 28, 2017 dividend in the notional amount);

Excluded Claim means (i) the Trustee Claim, (ii) Claims of the Advisors, and (iii) any Claims accruing after the Effective Date;

Existing Notes means all notes issued pursuant to the Existing Notes Indenture and outstanding as of the Record Date;

Existing Notes Indenture means the Indenture dated as of March 2, 2012, as amended, among Banro, as issuer, Equity Financial Trust Company, as trustee and collateral agent, and others, pursuant to which the Existing Notes were issued;

Final Order means the Order of the Court approving the Arrangement under section 192 of the CBCA, which shall include such terms as may be necessary or appropriate to give effect to the Arrangement and this Plan of Arrangement, in form and substance satisfactory to the Applicants and the Requisite Consenting Parties, each acting reasonably and in accordance with the terms of the Support Agreement;

Gold Linked Exchange Agreement means an agreement among Banro, BGB, [Redacted], RFW and Gramercy, in form and substance acceptable to the Company and the Requisite Consenting Parties, each acting reasonably and in accordance with the terms of the Support Agreement, pursuant to which (i) [Redacted] agrees to transfer its BlackRock Barbados Preferred Shares and its Series B Preference Shares to Banro in exchange for its BlackRock Barbados Pro Rata Share of the Mezzanine Instrument Common Shares, (ii) BGB agrees to make the Transferred Barbados Preferred Dividend Payment on the Effective Date, (iii) each of RFW and Gramercy agrees to transfer its Transferred Barbados Preferred Shares to Banro in exchange for its Transferred Barbados Pro Rata Share of the Mezzanine Instrument Common Shares, on the Effective Date, and (iv) [Redacted] and BGB agree to attorn to the jurisdiction of the Court for the purposes of this Plan of Arrangement and the compromises and exchanges effected hereby;

Governmental Entity means any government, regulatory authority, governmental department, agency, commission, bureau, official, minister, Crown corporation, court, board, tribunal or dispute settlement panel or other law, rule or regulation-making organization or entity: (a) having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them; or (b) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power;

Gramercy means Gramercy Funds Management LLC, in its capacity as advisor to certain funds and accounts;

Initial Consenting Parties means those parties, other than members of the Banro Group, that executed the Support Agreement as original signatories on January 31, 2017, and Initial Consenting Party means any one of them;

Interim Order means the interim order of the Court in respect of the Applicants pursuant to the CBCA, in form and substance acceptable to the Requisite Consenting Parties, which, among other things, calls and sets the date for the Meetings, as such order may be amended from time to time in a manner acceptable to the Requisite Consenting Parties, each acting reasonably and in accordance with the terms of the Support Agreement;

Law means any law, statute, order, decree, consent decree, judgment, rule regulation, ordinance or other pronouncement having the effect of law whether in Canada, the United States, Barbados, the DRC, or any other country, or any domestic or foreign state, county, province, city or other political subdivision or of any Governmental Entity;

Meetings means, collectively, the Noteholder Meeting, the Series A/B Holders Meeting and the Shareholder Meeting;

Mezzanine Instrument Common Shares means the 681,510,672 Common Shares to be issued in exchange for the Exchangeable Preferred Shares, the Series A Preference Shares, the Series B Preference Shares and the Barbados Preferred Shares, in each case in accordance with this Plan of Arrangement and the Exchange Agreements, as applicable.

Mezzanine Instrument Value means the sum of (i) the Exchangeable Preferred Value for all Exchangeable Preferred Shares, (ii) the Series A Preference Value for all Series A Preference Shares, (iii) the Barbados Preferred Value for all Blackrock Barbados Preferred Shares; and (iii) the Transferred Barbados Preferred Value for all Transferred Barbados Preferred Shares;

Namoya means Namoya Mining S.A.;

NBL means Namoya (Barbados) Limited;

New Board means Banro’s board of directors appointed on the Effective Date, the members of which shall be selected in accordance with the Support Agreement and shall be publicly announced by way of press release on or prior to the Effective Date;

New Senior Secured Notes means the new 10% senior secured notes of Banro to be issued on the Effective Date pursuant to the New Senior Secured Notes Indenture;

New Senior Secured Notes Indenture means the indenture governing the New Senior Secured Notes to be effective as of the Effective Date among Banro, as issuer, and TSX Trust Company, as trustee and collateral agent, on terms substantially as described in the Circular and/or as may otherwise be agreed by the Applicants and the Requisite Consenting Parties, each acting reasonably;

Noteholder Claims means all legal, equitable, contractual and any other rights or claims of any Person against the Company, whether or not such right or claim is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, unsecured, perfected, unperfected, present or future, known or unknown, pursuant to or in relation to the Existing Notes or any of them, or relating in any way to the purchase, holding or sale of the Existing Notes, and Noteholder Claim means any one of them;

Noteholder Meeting means a meeting of the Noteholders called for the purpose of considering and voting in respect of the Arrangement as contemplated by the Interim Order;

Noteholders means all holders of Existing Notes, and Noteholder means any one of them;

Officer means anyone who is or was, or may be deemed to be or have been, whether by statute, operation of law or otherwise, an officer or de facto officer of Banro;

Order means any order of the Court in the CBCA Proceedings;

Outside Date means April 14, 2017 (or such other date as the Company and the Requisite Consenting Parties may agree in writing);

Person is to be broadly interpreted and includes any individual, firm, corporation, limited or unlimited liability company, general or limited partnership, association, trust, unincorporated organization, joint venture, Governmental Entity or any agency, officer or instrumentality thereof or any other entity, wherever situate or domiciled, and whether or not having legal status;

Plan of Arrangement means this plan of arrangement and any amendments, modifications or supplements hereto made in accordance with the terms hereof or made at the direction of the Court in the Final Order or otherwise with the consent of Banro and the Requisite Consenting Parties;

Proxy and Information Agent means Kingsdale Advisors;

Record Date means 5:00 p.m. on February •, 2017, subject to any further Order;

Released Parties and Released Party have the meanings given to those terms in Section 6.1;

Requisite Consenting Parties means, collectively, RFW, Gramercy and BlackRock;

RFW means, collectively, Resource FinanceWorks Limited, RFW Banro Investments Limited, Baiyin International Investment Limited and affiliates thereof within the direct or indirect control of Baiyin Nonferrous Group Company, Limited;

Series A Dividend Amount means with respect to each Series A Preference Share, the sum of (i) dividends accrued on the Series A Preference Share on December 31, 2016 and March 31, 2017, calculated in accordance with the Banro Corporation Certificate of Amendment dated April 23, 2013, plus (ii) the dividend accrued on March 31, 2017 on the Series A Preference Share multiplied by the number of days between March 31, 2017 and the Anticipated Effective Date, divided by 90;

Series A Holders means holders of Series A Preference Shares;

Series A Preference Shares means the Series A Preference Shares in the capital of the Company;

Series A Pro Rata Share means, with respect to a Series A Holder, the percentage that the aggregate Series A Preference Value of all Series A Preference Shares held by it on the Distribution Record Date bears to the Mezzanine Instrument Value;

Series A Preference Value means with respect to each Series A Preference Share, the sum of (i) the “London Afternoon Gold Fix” price on January 20, 2017, multiplied by 0.017501, plus (ii) the Series A Dividend Amount;

Series A/B Holders Meeting means a meeting of the Series A Holders and Series B Holders called for the purpose of considering and voting in respect of the Arrangement as contemplated by the Interim Order;

Series B Holders means holders of Series B Preference Shares;

Series B Preference Shares means the Series B Preference Shares in the capital of the Company;

Shareholder Meeting means a meeting of the Shareholders called for the purpose of considering and voting in respect of, among other things, the Arrangement;

Shareholder Rights Plan means the shareholder rights plan agreement dated as of April 29, 2005 between Banro and Equity Transfer Services Inc. as amended, modified or supplemented from time to time;

Shareholders means holders of the Common Shares;

Support Agreement means the support agreement dated January 31, 2017 among the Banro Group, the Initial Consenting Parties, and such other Persons as may from time to time become parties thereto by executing a consent agreement in the form attached thereto, as it may be amended, restated or modified from time to time;

TBL means Twangiza (Barbados) Limited;

Tendered Amount means the aggregate Cash Amount payable to all Cash Electing Holders for their Cash Tendered Notes, which shall in no event exceed $50 million;

Term Loan means the term loan due March 1, 2017, pursuant to the Term Loan Facility Agreement dated December 31, 2015 among Namoya, as borrower, the Company and certain of its subsidiaries, as guarantors, and Gramercy and RFW, as lenders, as the same may be amended, restated or modified from time to time, in the principal amount of $22.5 million;

Term Loan Claims means the loans, commitments and other obligations held by the applicable lenders under the Term Loan;

Term Loan Exchange Agreement means an agreement among Banro, Namoya, Gramercy and RFW, in form and substance acceptable to the Company and the Requisite Consenting Parties, each acting reasonably and in accordance with the terms of the Support Agreement, pursuant to which (i) Namoya agrees to pay all accrued but unpaid interest on the Term Loan up to and including the Effective Date, (ii) Gramercy and RFW agree to transfer their respective interests in the Term Loan to Banro on the Effective Date in exchange for New Senior Secured Notes in a principal amount equal to principal amount of the Term Loan interest transferred by them, and 575.11449 Common Shares per $1,000 principal amount of New Senior Secured Notes, and (iii) Gramercy, RFW and Namoya agree to attorn to the jurisdiction of the Court for the purposes of this Plan of Arrangement and the compromises and exchanges effected hereby;

Transaction Structure Consideration means, with respect to each Initial Consenting Party, cash in an amount equal to 0.25% of (i) the aggregate Affected Instrument Value of all Affected Instruments held by such Initial Consenting Party immediately prior to the Effective Time, and (ii) in the case of RFW, the principal amount of the Dore Loan;

Transferred Barbados Preferred Dividend Payment means the cash payment by BGB to [Redacted] of the Barbados Preferred Dividend Amount with respect to each Transferred Barbados Preferred Share;

Transferred Barbados Preferred Shares means those Barbados Preferred Shares transferred from [Redacted] to RFW and Gramercy immediately prior to the Effective Time as contemplated by the Support Agreement;

Transferred Barbados Preferred Value means with respect to each Transferred Barbados Preferred Share, the “the “London Gold Fix” price per ounce of gold expressed in U.S. dollars on such date, as the same is fixed at approximately 3:00 p.m. London time on such date by five market making members of the London Bullion Market Association in accordance with customary market practice on January 20, 2017, multiplied by 0.017501;

Transferred Barbados Pro Rata Share means, with respect to each of RFW and Gramercy, the percentage that the aggregate Transferred Barbados Preferred Value of all Transferred Barbados Preferred Shares held by it on the Distribution Record Date bears to the Mezzanine Instrument Value;

Trustee means collectively Equity Financial Trust Company, as trustee, under the Existing Notes Indenture, and TSX Trust Company, as trustee, under the New Senior Secured Notes Indenture;

Trustee Claim means any right or claim for fees, costs, commissions, reimbursement or compensation that Equity Financial Trust Company or TSX Trust Company (or either of them) may have against the Company pursuant to the Existing Notes Indenture or the New Senior Secured Notes Indenture, or either of them;

Twangiza means Twangiza Mining S.A.;

US Dollars or US$ means the lawful currency of the United States of America; and

US Securities Act means the United States Securities Act of 1933, as amended from time to time, and the rules and regulations promulgated thereunder, or any successor statute.

1.2	Certain Rules of Interpretation

For the purposes of this Plan of Arrangement:

(a)

Unless otherwise expressly provided herein, any reference in this Plan of Arrangement to an instrument, agreement or an Order or an existing document or exhibit filed or to be filed means such instrument, agreement, Order, document or exhibit as it may have been or may be amended, modified, or supplemented in accordance with its terms;

(b)

The division of this Plan of Arrangement into articles and sections are for convenience of reference only and do not affect the construction or interpretation of this Plan of Arrangement, nor are the descriptive headings of articles and sections intended as complete or accurate descriptions of the content thereof;

(c)

The use of words in the singular or plural, or with a particular gender, including a definition, shall not limit the scope or exclude the application of any provision of this Plan of Arrangement to such Person (or Persons) or circumstances as the context otherwise permits;

(d)

The words includes and including and similar terms of inclusion shall not, unless expressly modified by the words only or solely, be construed as terms of limitation, but rather shall mean includes but is not limited to and including but not limited to, so that references to included matters shall be regarded as illustrative without being either characterizing or exhaustive;

(e)

Unless otherwise specified, all references to time herein and in any document issued pursuant hereto mean local time in Toronto, Ontario and any reference to an event occurring on a Business Day shall mean prior to 5:00 p.m. on such Business Day;

(f)

Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends;

(g)

Unless otherwise provided, any reference to a statute or other enactment of parliament, a legislature or other Governmental Entity includes all regulations made thereunder, all amendments to or re-enactments of such statute or regulations in force from time to time, and, if applicable, any statute or regulation that supplements or supersedes such statute or regulation; and

(h)

References to a specific Recital, Article or Section shall, unless something in the subject matter or context is inconsistent therewith, be construed as references to that specific Recital, Article or Section of this Plan of Arrangement, whereas the terms this Plan of Arrangement, hereof, herein, hereto, hereunder and similar expressions shall be deemed to refer generally to this Plan of Arrangement and not to any particular Recital, Article, Section or other portion of this Plan of Arrangement and include any documents supplemental hereto; and the word or is not exclusive.

1.3	Governing Law

This Plan of Arrangement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. All questions as to the interpretation or application of this Plan of Arrangement and all proceedings taken in connection with this Plan of Arrangement and its provisions shall be subject to the exclusive jurisdiction of the Court.

1.4	Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in, and all payments provided for herein shall be made in, US Dollars.

1.5	Date for Any Action

If the date on which any action is required to be taken hereunder by a Person is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6	Time

Time shall be of the essence in this Plan of Arrangement.

Article 2
Effect of the Arrangement

2.1	Effectiveness

This Plan of Arrangement will become effective in the sequence described in Section 4.3 on the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, and shall be binding on and enure to the benefit of the Banro Group, the Consenting Parties, the Noteholders, the Series A Holders, the Released Parties, the Trustee, the holders of Common Shares, the directors and officers of the Banro Group and all other Persons named or referred to in, or subject to, this Plan of Arrangement and their respective successors and assigns and their respective heirs, executors, administrators and other legal representatives, successors and assigns. The Articles of Arrangement shall be filed and the Certificate of Arrangement shall be issued in each case with respect to the Arrangement in its entirety.

2.2	Certificate of Arrangement

The Company shall coordinate with the CBCA Director with respect to the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement. After the Company is satisfied that all conditions to the effectiveness of the Arrangement set out in Section 7.2 have been satisfied or waived, or that all executed documents, cash transfers and other actions have been delivered or completed in escrow, the Company shall request the issuance of the Certificate of Arrangement. The Certificate of Arrangement shall be conclusive evidence that the Arrangement has become effective and that each of the provisions in Section 4.3 has become effective in the sequence set forth therein. No portion of this Plan of Arrangement shall take effect with respect to any party or Person until the Effective Time.

Article 3
Cash Election

3.1	The Cash Election

(a)

Any Noteholder, other than the Consenting Parties or any affiliates of any of them or any funds managed or administered by any of them or their respective affiliates, may make a Cash Election in accordance with the instructions contained in the Cash Election Form and such Cash Election will be valid only if the duly completed Cash Election Form is submitted in accordance with the terms therein by no later than the Cash Election Deadline. If no duly completed Cash Election Form is filed by a Noteholder in accordance terms therein by the Cash Election Deadline, such Noteholder shall not be entitled to make a Cash Election.

(b)	Once a Cash Election is made in accordance with Section 3.1(a), it shall be irrevocable and binding on such Cash Electing Holder and its transferees, successors and assigns.

3.2	The Cash Election Funding Procedure

(a)

Within three Business Days following the Cash Election Deadline, Banro, with the assistance of the Proxy and Information Agent, shall provide RFW and Gramercy with written notice of the Tendered Amount.

(b)

On the third Business Day prior to the Anticipated Effective Date, RFW shall deliver cash in an amount equal to the Tendered Amount to the Depositary in escrow by way of wire transfers in accordance with wire transfer instructions provided by the Depositary to fund the aggregate Cash Amount payable to Cash Electing Holders (such cash being referred to as the “Cash Tender Pool”).

Article 4
Arrangement

4.1	Corporate Authorizations

The adoption, execution, delivery, implementation and consummation of all matters contemplated under this Plan of Arrangement involving corporate action of any members of the Banro Group will occur and be effective as of the Effective Date, and will be authorized and approved under the Arrangement and by the Court, where appropriate, as part of the Final Order, in all respects and for all purposes without any requirement of further action by shareholders, directors or officers of the Banro Group. All necessary approvals to take actions shall be deemed to have been obtained from the directors and shareholders of Banro, as applicable.

4.2	Fractional Interests

(a)

No fractional Common Shares shall be allocated under this Plan of Arrangement. Any legal, equitable, contractual and any other rights or claims (whether actual or contingent, and whether or not previously asserted) of any Person with respect to a fractional Common Share pursuant to this Plan of Arrangement shall be rounded down to the nearest whole number without compensation therefor.

(b)

The New Senior Secured Notes issued pursuant to this Plan of Arrangement shall be issued in minimum increments of $1.00 and the amount of New Senior Secured Notes that each Person shall be entitled to under this Plan of Arrangement shall in each case be rounded down to the nearest multiple of $1.00 without compensation for any principal amount of New Senior Secured Notes in excess of such nearest multiple.

4.3	Effective Date Transactions

The following events or transactions will occur, or be deemed to have occurred and be taken and effected, commencing at the Effective Time and in the following order in five minute intervals thereafter (or at such other times or intervals or in such other order as Banro and the Requisite Consenting Parties may agree), without any further act or formality required on the part of any Person, except as may be expressly provided herein. All payments shall be in cash or cash equivalents, unless otherwise specified:

(a)

The Shareholder Rights Plan and any rights issued or issuable pursuant thereto will be terminated and cancelled and be void and of no further force or effect and, for greater certainty, the redemption price contemplated therein shall, immediately prior to such termination and cancellation, be amended to be $0.00;

(b)	The Affected Options will be terminated and cancelled for no consideration;

(c)

RFW shall purchase and be deemed to have purchased the Cash Tendered Notes from the Cash Electing Holders for the aggregate Cash Amounts payable to such Cash Electing Holders, and such Cash Amounts shall be paid to the Cash Electing Holders from the Cash Tender Pool held in escrow by the Depositary, and the Depositary shall be deemed instructed to pay the Cash Amount payable to each Cash Electing Holder in accordance with the instructions provided by such Cash Electing Holder in its Cash Election Form; provided that, in no event shall RFW purchase, or be deemed to have purchased, more that $50 million in principal amount of Cash Tendered Notes pursuant to the provisions of this Section 4.3(c);

(d)

Banro shall pay all unpaid interest (accrued to and including the Effective Date) on the Existing Notes to the Noteholders as of the Effective Time (including, for greater certainty, RFW in respect of the Tendered Notes purchased by it in accordance with Section 4.3(c) of this Plan of Arrangement);

(e)

The Existing Notes, including for greater certainty the Cash Tendered Notes purchased by RFW in accordance with Section 4.3(c) of this Plan of Arrangement, shall be exchanged with Banro for (i) New Senior Secured Notes in the same principal amount, and (ii) 575.11449 Common Shares per $1,000 principal amount of the New Senior Secured Notes;

(f)	On the issuance of the Common Shares in Section 4.3(e), above, Banro shall add one dollar ($1.00) in the aggregate to the stated capital account it maintains for the Common Shares;

(g)	Each holder of a Series A Preference Share shall transfer such share to Banro in exchange for its Series A Pro Rata Share of the Mezzanine Instrument Common Shares;

(h)

In accordance with the terms of the Exchangeable Preferred Shares Exchange Agreement, each of Gramercy and RFW shall transfer its Exchangeable Preferred Shares to Banro in exchange for its Exchangeable Preferred Pro Rata Share of the Mezzanine Instrument Common Shares;

(i)	In accordance with the terms of the Term Loan Exchange Agreement, Namoya shall pay all unpaid interest (accrued to and including the Effective Date) on the Term Loan to the lenders thereunder;

(j)

In accordance with the terms of the Term Loan Exchange Agreement, Gramercy and RFW shall transfer their respective interests in the Term Loan to Banro in exchange for (i) New Senior Secured Notes in the same aggregate principal amount, and (ii) 575.11449 Common Shares per $1000 principal amount of the New Senior Secured Notes;

(k)

In accordance with the terms of the Barbados Preferred Purchase and Sale Agreement, each of Gramercy and RFW shall purchase, and be deemed to have purchased, [Redacted] Barbados Preferred Shares from [Redacted];

(l)	In accordance with the terms of the Gold Linked Exchange Agreement, BGB shall make the Transferred Barbados Preferred Dividend Payment;

(m)

In accordance with the terms of the Gold Linked Exchange Agreement, (i) [Redacted] shall transfer its BlackRock Barbados Preferred Shares and its Series B Preference Shares to Banro in exchange for its BlackRock Barbados Pro Rata Share of the Mezzanine Instrument Common Shares, and (ii) each of RFW and Gramercy shall transfer its Transferred Barbados Preferred Shares to Banro in exchange for its Transferred Barbados Pro Rata Share of the Mezzanine Instrument Common Shares;

(n)

Each Noteholder, each Series A Holder, each Series B Holder, and each holder of Term Loan Claims shall and shall be deemed to irrevocably and finally exchange its Existing Notes, Series A Preference Shares, Series B Preference Shares and/or Term Loan Claims, as the case may be, for the foregoing consideration which shall and shall be deemed to be received in full and final settlement of any Claim whatsoever;

(o)

The obligations of Banro with respect to (i) the Existing Notes, (ii) the Series A Preference Shares, and (iii) the Series B Preference Shares shall, and shall be deemed to, have been irrevocably and finally extinguished and (A) each Noteholder shall have no further right, title or interest in or to the Existing Notes or its Noteholder Claim, and (B) each holder of Series A Preference Shares and Series B Preference Shares (other than Banro) shall have no further right, title or interest in or to the Series A Preference Shares or Series B Preference Shares, as the case may be;

(p)

The Existing Notes, the Series A Preference Shares and the Series B Preference Shares will not entitle any holders (other than Banro) to any compensation or participation other than as expressly provided for in this Plan of Arrangement and shall be cancelled and will thereupon be null and void, and the obligations of the Company thereunder or in any way related thereto shall be satisfied and discharged;

(q)

Banro shall pay to each Initial Consenting Party its Transaction Structure Consideration as additional consideration for the Affected Instruments held by them immediately prior to the Effective Time which are exchanged or affected hereby and the Dore Loan Amendment, as applicable;

(r)	Banro shall pay the reasonable fees and expenses of the Advisors and any amounts owing to Equity Financial Trust Company, as trustee, under the Existing Notes Indenture;

(s)	The board of directors of Banro immediately prior to the Effective Time shall be deemed to have resigned and the New Board shall be deemed to have been appointed;

(t)	The releases referred to in Article 6 shall become effective and shall be binding on the Persons referred to therein;

(u)	Arrangeco shall be wound up and dissolved pursuant to Section 211 of the CBCA;

(v)	Banro shall issue to the Trustee the Assumption Notice in accordance with the terms of the New Senior Secured Notes Indenture;

(w)	In accordance with the Assignment and Assumption Agreement and the New Senior Secured Notes Indenture, BGB shall assume Banro’s obligations under the New Senior Secured Notes Indenture; and

(x)	The Amended and Restated Collateral Trust Agreement shall become effective and shall be binding on the parties thereto and all holders of secured liens described therein.

4.4	Withholding Rights

(a)

The Company and the Depositary shall be entitled to deduct and withhold from any consideration deliverable or otherwise payable to any Person hereunder such amounts as the Company or the Depositary is required to deduct or withhold with respect to such payment under the Income Tax Act (Canada), or any provision of any applicable federal, provincial, state, local or foreign tax law or treaty, in each case, as amended. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes hereof as having been paid to the relevant Person in respect of which such deduction and withholding was made, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Entity. The Depositary is authorized, as agent for Banro, to sell such portion of Common Shares and/or New Senior Secured Notes otherwise deliverable to any Person hereunder as is necessary to provide sufficient funds to the Company or the Depositary, as the case may be, to enable them to comply with such deduction or withholding requirement (after deducting commission, other reasonable expenses incurred in connection with the sale, and any applicable taxes), and the Company or the Depositary, as applicable, shall notify such Person and remit to such Person any unapplied consideration including the unapplied balance of the net proceeds of such sale.

(b)

Notwithstanding section 4.4(a), above, if the Company or the Depositary is entitled to deduct and withhold from any consideration deliverable or otherwise payable under the Plan of Arrangement to any Person pursuant to the Income Tax Act (Canada), or any provision of any applicable federal, provincial, state, local or foreign tax law or treaty, in each case, as amended, the Company .shall increase the amount of such consideration as necessary in order that the amount of the consideration actually received by such Person shall be equal to the amount of consideration that Person otherwise would have received in the absence of such withholding or deduction or tax (including in the absence of any withholding or deduction on such additional consideration ) or tax in respect of any additional amount payable pursuant to this section 4.4(b). In addition, Banro hereby indemnifies any such Person for any failure to pay any such additional consideration described in this section 4.4(b).

Article 5
Distribution of Consideration

5.1	Delivery of New Senior Secured Notes and Common Shares

On the Effective Date, the delivery of the New Senior Secured Notes and Common Shares shall be made by the Depositary through the facilities of CDS (or its nominee) which, in turn, will make delivery of such New Senior Secured Notes and Common Shares to the CDS participants who, in turn, will make delivery of such New Senior Secured Notes and Common Shares to the beneficial recipients thereof, in each case pursuant to the standing instructions and customary practices of CDS and its participants. On the Exchange Date, Banro shall deliver or cause to be delivered to the Depositary such global notes, certificates or other evidence representing the requisite principal amount of New Senior Secured Notes and the number of Common Shares, required to be issued in accordance with Section 4.3 hereof.

5.2	Delivery of Accrued Interest

(a)

The payment by Banro on the Effective Date of accrued interest in respect of the Existing Notes up to and including the Effective Date shall be effected through the delivery by Banro of such amounts to the Trustee for distribution to holders of Existing Notes (excluding any Cash Tendered Notes) in accordance with the Existing Notes Indenture and customary practices.

(b)	The payment by Namoya of accrued interest on the Term Loan shall be made in accordance with the Term Loan Exchange Agreement.

5.3	Surrender and Cancellation of Affected Instruments

(a)

The Existing Notes are held by CDS (as sole registered holder of the Existing Notes on behalf of the Noteholders). On the Effective Date CDS shall surrender, or shall cause the surrender of, the certificates representing the Existing Notes to the Trustee in exchange for New Senior Secured Notes and Common Shares as contemplated in this Plan of Arrangement.

(b)

The Series A Preference Shares are held by CDS (as sole registered holder of the Series A Preference Shares on behalf of the Series A Holders). On the Effective Date CDS shall surrender, or shall cause the surrender of, the certificates representing the Series A Preference Shares to the Trustee in exchange for Common Shares as contemplated in this Plan of Arrangement.

(c)

The Exchangeable Preferred Shares, the Series B Preference Shares, the Barbados Preferred Shares, and the Term Loan shall all be surrendered by the holders thereof in accordance with the terms of the applicable Exchange Agreement, and the certificates, instruments or other documents evidencing such securities shall be delivered to Norton Rose Fulbright Canada, LLP to be held in escrow pending the Effective Date no later than two Business Days prior to the Effective Date.

5.4	Exemption from Registration under the US Securities Act

The issuance of New Senior Secured Notes and Common Shares by Banro to holders of the Affected Instruments in exchange for Affected Instruments pursuant to the Arrangement and the assumption by BGB of Banro’s obligations under the New Senior Secured Notes Indenture pursuant to the Arrangement has not been and will not be registered under the US Securities Act. Subject to the Court granting the Final Order, Banro, based upon the Final Order, intends to rely on the exemption from the registration requirements of the US Securities Act set forth in Section 3(a)(10) thereof, with respect to the issuance of the New Senior Secured Notes and Common Shares pursuant to the Arrangement and the assumption by BGB of Banro’s obligations under the New Senior Secured Notes Indenture pursuant to the Arrangement.

In order to ensure that the exchange of New Senior Secured Notes and Common Shares for the Affected Instruments pursuant to the Arrangement and the assumption by BGB of Banro’s obligations under the New Senior Secured Notes Indenture pursuant to the Arrangement will be exempt from the registration requirements of the US Securities Act pursuant to Section 3(a)(10) thereof, it is necessary that:

(a)

the Court be advised that Banro intends to rely on the exemption from the registration requirements of the US Securities Act set forth in Section 3(a)(10) thereof, with respect to the issuance of the New Senior Secured Notes and Common Shares pursuant to the Arrangement and the assumption by BGB of Banro’s obligations under the New Senior Secured Notes Indenture pursuant to the Arrangement;

(b)

all persons entitled to receive New Senior Secured Notes or Common Shares in exchange for Affected Instruments pursuant to the Arrangement are given adequate notice advising them of their rights to attend the hearing of the Court to approve of the Arrangement and the assumption by BGB of Banro’s obligations under the New Senior Secured Notes Indenture pursuant to the Arrangement and are provided with sufficient information necessary for them to exercise that right; there cannot be any improper impediment to the appearance by such persons at the hearing of the Court to approve of the Arrangement and the assumption by BGB of Banro’s obligations under the New Senior Secured Notes Indenture pursuant to the Arrangement (though the requirement to file a notice of an intention to appeal, will not be considered to be such an impediment);

(c)

all persons entitled to receive New Senior Secured Notes (with respect to which, the obligations under the New Senior Secured Notes Indenture are being assumed by BGB), or Common Shares in exchange for Affected Instruments pursuant to the Arrangement are advised that such New Senior Secured Notes or Common Shares, and the assumption by BGB of Banro’s obligations under the New Senior Secured Notes Indenture, have not been registered under the US Securities Act and will be issued by Banro in reliance on the exemption from registration provided by Section 3(a)(10) of the US Securities Act;

(d)

the Interim Order specifies that each person entitled to receive New Senior Secured Notes (with respect to which, the obligations under the New Senior Secured Notes Indenture are being assumed by BGB) or Common Shares in exchange for Affected Instruments pursuant to the Arrangement will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement; and

(e)

the Court holds a hearing before approving the fairness of the terms and conditions of the Arrangement and the assumption by BGB of Banro’s obligations under the New Senior Secured Notes Indenture pursuant to the Arrangement and issuing the Final Order, the Court finds, prior to approving the Final Order, that the terms and conditions of the issuance of New Senior Secured Notes and Common Shares in exchange for the Affected Instruments pursuant to the Arrangement and the assumption by BGB of Banro’s obligations under the New Senior Secured Notes Indenture pursuant to the Arrangement are fair and reasonable to all persons who are entitled to receive New Senior Secured Notes or Common Shares in exchange for Affected Instruments pursuant to the Arrangement, and the Final Order expressly states that the terms and conditions of the issuance of New Senior Secured Notes and Common Shares in exchange for the Affected Instruments pursuant to the Arrangement and the assumption by BGB of Banro’s obligations under the New Senior Secured Notes Indenture pursuant to the Arrangement are fair to all persons entitled to receive New Senior Secured Notes or Common Shares in exchange for Affected Instruments pursuant to the Arrangement.

Article 6
Releases

6.1	Releases

At the Effective Time, the Company, the Directors and Officers, each member of the Banro Group, the Trustee, each of the Consenting Parties and each of their respective financial advisors, legal counsel and agents (collectively, the Released Parties, and Released Party means any one of them) shall be released and discharged from any and all rights and claims of any Person against a Released Party, including without limitation any Noteholder Claim, whether or not any such right or claim is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, unsecured, perfected, unperfected, present or future, known or unknown, where such right or claim is based in whole or in part on any act or omission, transaction, dealing or other occurrence existing or taking place on or prior to the Effective Date and that is in any way relating to, arising out of or in connection with (i) the Existing Notes; (ii) the Existing Notes Indenture; (iii) the Series A Preference Shares, (iv) the Series B Preference Shares, (v) this Plan of Arrangement; or (vi) the CBCA Proceedings; provided, however, that nothing in this Article 6 will release or discharge:

(a)	any Excluded Claim;

(b)

the Company of or from its obligation to Noteholders and holders of Barbados Preferred Shares, Series A Preference Shares and Series B Preference Shares under the Arrangement and the applicable Exchange Agreement, under any Order, or under any document delivered by the Company on the Effective Date pursuant to the Arrangement; or

(c)	a Released Party if the Released Party is adjudged by the express terms of a judgment rendered on a final determination on the merits to have committed fraud or wilful misconduct.

Article 7
Court Approval, Conditions to Effectiveness

7.1	Final Order

The Final Order shall, among other things, order and declare that:

(a)	the Arrangement and the transactions contemplated by it are fair and reasonable;

(b)	the Arrangement (including the compromises and releases set out herein) is approved pursuant to section 192 of the CBCA;

(c)

the Company shall be entitled, at any time, to seek leave to vary the Final Order, to seek the advice and direction of the Court as to the implementation of the Arrangement or to apply for such further Order or Orders as may be appropriate; and

the Final Order will acknowledge that the Court has been advised that the Final Order will serve as a basis of a claim to an exemption, pursuant to Section 3(a)(10) of the US Securities Act, from the registration requirements otherwise imposed by that Act, regarding the distribution of the New Senior Secured Notes and Common Shares of Banro pursuant to the Plan of Arrangement and the assumption by BGB of Banro’s obligations under the New Senior Secured Notes Indenture pursuant to the Plan of Arrangement.

7.2	Conditions to Effectiveness

The effectiveness of the Arrangement shall be conditional upon the fulfillment, satisfaction or waiver (to the extent permitted by Section 7.3 hereof) of the following conditions:

(a)

The Court shall have granted the Final Order, the operation and effect of which shall not have been stayed, reversed or amended, and in the event of an appeal or application for leave to appeal, final determination shall have been made by the applicable appellate court;

(b)	No Applicable Law shall have been passed and become effective, the effect of which makes the consummation of the Arrangement illegal or otherwise prohibited;

(c)	All necessary judicial consents and any necessary or desirable third party consents, if any, to deliver and implement all matters related to the Arrangement shall have been obtained;

(d)

All documents necessary to give effect to all material provisions of the Arrangement (including the New Senior Secured Notes Indenture, the Exchange Agreements and the Assignment and Assumption Agreement) and all documents related thereto shall have been executed and/or delivered by all relevant Persons in form and substance satisfactory to the Company and the Requisite Consenting Parties, each acting reasonably and in accordance with the terms of the Support Agreement, and deposited in escrow pending the Effective Time;

(e)	The Dore Loan Amendment shall become effective prior to, or concurrently with, the implementation of the Arrangement on the Effective Date;

(f)

All required stakeholder, regulatory and Court approvals, consents, waivers and filings shall have been obtained or made, as applicable, on terms satisfactory to the Company and the Requisite Consenting Parties, acting reasonably and in good faith, including the approval of the Arrangement by Noteholders, and any Shareholder approvals required with respect to the issuance of the New Senior Secured Notes and Common Shares or in connection with the Arrangement including in respect of the Shareholder Rights Plan;

(g)

All material filings required to be made and any material regulatory consents or approvals required to be obtained in connection with the Arrangement before the Effective Time shall have been made or obtained;

(h)

All conditions to implementation of the Recapitalization (as defined in the Support Agreement) as set out in the Support Agreement shall have been satisfied or waived in accordance with their terms and the Support Agreement shall not have been terminated; and

(i)

The issuance of the New Senior Secured Notes and Common Shares and the assumption by BGB of Banro’s obligations under the New Senior Secured Notes Indenture pursuant to the Arrangement shall be exempt from registration under the US Securities Act pursuant to the provisions of section 3(a)(10) of the US Securities Act, as contemplated in Section 5.4 hereof.

7.3	Waiver of Conditions

The Company with the consent of the Requisite Consenting Parties may at any time and from time to time waive the fulfillment or satisfaction, in whole or in part, of the conditions set out herein, to the extent and on such terms as such parties deem advisable, provided however that the conditions set out in Sections 7.2(a) and 7.2(b) cannot be waived.

7.4	Conditions must be Satisfied or Waived

If the conditions contained in Section 7.2 are not satisfied or waived (to the extent permitted under Section 7.3) by the Outside Date, then unless the Company and the Requisite Consenting Parties agree in writing to extend such period, the Arrangement and the Final Order shall cease to have any further force or effect and will not be binding on any Person.

Article 8
General

8.1	Deeming Provisions

In this Plan of Arrangement, the deeming provisions are not rebuttable and are conclusive and irrevocable.

8.2	Modification of Arrangement

(a)

The Company may, at any time and from time to time, amend, restate, modify and/or supplement this Plan of Arrangement with the consent of the Requisite Consenting Parties, provided that: any such amendment, restatement, modification or supplement must be contained in a written document that is filed with the Court and:

(i)

if made prior to or at any of the Meetings: (A) the Company or the Chair (as defined in the Interim Order) shall communicate the details of any such amendment, restatement, modification and/or supplement to Noteholders, Series A Holders, Shareholders and/or other Persons present at the Meeting prior to any vote being taken at the Meeting; (B) the Company shall provide notice to the service list of any such amendment, restatement, modification and/or supplement and shall file a copy thereof with the Court forthwith and in any event prior to the Court hearing in respect of the Final Order; and (C) the Company shall post an electronic copy of such amendment, restatement, modification and/or supplement on the Company’s website forthwith and in any event prior to the Court hearing in respect of the Final Order; and

(ii)

if made following any of the Meetings: (A) the Company shall provide notice to the service list of any such amendment, restatement, modification and/or supplement and shall file a copy thereof with the Court; (B) the Company shall post an electronic copy of such amendment, restatement, modification and/or supplement on the Company’s website; and (C) such amendment, restatement, modification and/or supplement shall require the approval of the Court following notice to the Noteholders, Series A Holders or Shareholders, as applicable.

(b)

Where any amendment, restatement, modification or supplement of or to this Plan of Arrangement is of an administrative nature required to better give effect to the implementation of the Arrangement and the Final Order or to cure any errors, omissions or ambiguities and is not materially adverse to the financial or economic interests of the Noteholders or the holders of Series A Preference Shares Series B Preference Shares or Common Shares, then notwithstanding Section 8.2(a) hereof and without additional steps, such amendment, restatement, modification or supplement may be made by the Company: (i) if prior to the date of the Final Order, with the consent of the Requisite Consenting Parties; and (ii) if after the date of the Final Order, with the consent of the Requisite Consenting Parties, and upon approval by the Court.

(c)

Any amended, restated, modified or supplementary Plan of Arrangement filed with the Court and, if required by this Section 8.2, approved by the Court, shall, for all purposes, be and be deemed to be a part of and incorporated in this Plan of Arrangement.

8.3	Severability of Plan of Arrangement Provisions

If, prior to the Effective Time, any term or provision of this Plan of Arrangement is held by the Court to be invalid, void or unenforceable, at the request of the Company, made with the consent of the Requisite Consenting Parties (acting reasonably), the Court shall have the power to either (a) sever such term or provision from the balance of this Plan of Arrangement and provide the Company and the Requisite Consenting Parties with the option to proceed with the implementation of the balance of this Plan of Arrangement as of and with effect from the Effective Time, or (b) alter and interpret such term or provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of the term or provision held to be invalid, void or unenforceable, and such term or provision shall then be applicable as altered or interpreted, provided that the Requisite Consenting Parties have approved such alteration or interpretations, acting reasonably. Notwithstanding any such holding, alteration or interpretation, and provided that the Arrangement is implemented, the remainder of the terms and provisions of this Plan of Arrangement shall remain in full force and effect and shall in no way be affected, impaired or invalidated by such holding, alteration or interpretation.

8.4	Paramountcy

From and after the Effective Time, any conflict between:

(a)	this Plan of Arrangement; and

(b)

the covenants, warranties, representations, terms, conditions, provisions or obligations, expressed or implied, of any contract, mortgage, security agreement, indenture, trust indenture, note, loan agreement, commitment letter, agreement for sale, lease or other agreement, written or oral and any and all amendments or supplements thereto existing between any Person and the Company and/or any member of the Banro Group as at the Effective Date, will be deemed to be governed by the terms, conditions and provisions of this Plan of Arrangement and the Final Order, which shall take precedence and priority.

8.5	Further Assurances

Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Persons named or referred to in, or subject to, this Plan of Arrangement will make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them to carry out the full intent and meaning of this Plan of Arrangement and to give effect to the transactions contemplated herein.

CAN_DMS: \105861818\1

SCHEDULE “D”

NEW NOTES TERM SHEET

[Attached]

Banro Corporation
Summary Terms for the issuance of $197.5M New Senior Secured Notes

The following represents indicative terms and conditions for the issuance of new senior secured notes by Banro Corporation to be issued in accordance with the terms and conditions of the Support Agreement dated January 31, 2017 among the parties thereto (the “Support Agreement”). Capitalized terms used herein but not otherwise defined have the meanings ascribed to them in the Support Agreement.

New Senior Secured Notes

Issuer:	Banro Corporation (“Banro”), or the direct Barbados subsidiary of Banro Corporation with the guarantee of the parent (the “Issuer”).
Instrument:	New Senior Secured Notes
Principal Amount:	US$197.5 million

The closing/funding shall be simultaneous with the repayment of the securities to be exchanged pursuant to the Plan of Arrangement.
Maturity Date:	March 1, 2021
Cash Interest:

Subject to the Coupon Enhancement below, interest will accrue at 10.00% p.a. and is payable in arrears based on 30/360 day basis on the first day of March, June, September and December through the maturity date.

Coupon Enhancement:	At each interest payment date, there will be a liquidity test to determine if an enhanced coupon will be paid as follows:

If the trailing four quarter EBITDA as reported at the record date for the interest payment (i) is greater than $90 million but not greater than $100 million, the coupon for the ensuing quarter will increase to 11% per annum; and, (ii) is greater than $100 million, the coupon for the ensuing quarter will increase to 12% per annum.

Additional Amounts

Subject to ordinary restrictions, in the event that payments made under the New Senior Secured Notes are subject to non-resident withholding tax, the Issuer will increase the amount of such payments such that, after deducting such withholding tax, the recipient of the payment will receive the same amount, net of withholding tax, that the recipient would have received if no withholding tax was payable.

Common Equity Consideration:

On the Implementation Date there will be an allocation of 575.11449 new common shares per US$1,000 principal amount of the New Senior Secured Notes to be allocated pro rata to recipients of the New Senior Secured Notes.

Collateral:

The New Senior Secured Notes will be secured pursuant to the Collateral Trust Agreement (the “CTA,” as restated and amended to conform to these summary terms) with a second priority Senior Secured Lien ranking over all present and after acquired property of Banro. The New Senior Secured Notes will rank pari passu with respect to payment and security with the existing US$10 million loan from RFW to Twangiza Mining S.A. (the “Dore Loan”).

The new gold forward in the amount of US$45million between Namoya Mining S.A., ResourceFinance Works Limited or its affiliates, (“RFW”) and funds and account managed by Gramercy Funds Management LLC (“Gramercy”) (the “New Gold Forward”) will have “priority lien” status under the CTA and rank senior to the New Senior Secured Notes and pari passu with respect to payment and security with the existing Gramercy gold forward (the “Gramercy Gold Forward”). As either forward arrangement is repaid or refinanced, this priority lien capacity shall be reduced under the CTA.

Use of Proceeds:	To refinance (i) the US$175 million existing 2017 Notes, (the “Existing Notes”), and (ii) the US$22.5 million Gramercy/RFW term loan due 2017 (the “Term Loan”).
Rating:	Banro shall ensure that the New Senior Secured Notes are rated no later than two months post the issuance date by at least one of the following ratings agencies: Standard & Poor’s, Moody’s, and Fitch.
Mandatory Repayment Schedule:	The Issuer shall pay the Principal Amount at par as follows under the New Senior Secured Notes:
• On the second anniversary of the Issuance Date: 10% of outstanding Principal Amount
• On the third anniversary of the Issuance Date: 10% of outstanding Principal Amount
• On the Maturity Date: the remaining balance
Early Call Provision	The Issuer can voluntarily call the New Senior Secured Notes, in full or in part, as follows:

• 110.0% of Principal Amount up until the first anniversary of the Issuance Date
• 107.5% of Principal Amount on/after the first anniversary of the Issuance Date until but not including the second anniversary of the Issuance Date, plus accrued interest
• 105.0% of Principal Amount on/after the second anniversary of the Issuance Date until but not including the third anniversary of the Issuance Date, plus accrued interest
• 102.5% of Principal Amount on/after the third anniversary of the Issuance Date until but not including the 42 month anniversary of the Issuance Date, plus accrued interest
• 100.0% Principal Amount on/after the 42 month anniversary of the Issuance Date, plus accrued interest
Change of control	Holders have the option to require the Issuer to redeem all the New Senior Secured Notes at a price of 101% of outstanding Principal Amount plus accrued interest upon a change of control.

For the avoidance of doubt, the transfer of equity between Gramercy, RFW and BlackRock shall not be construed as a change of control for purposes of the foregoing redemption provision.
Covenants/Enforcement:	Standard for this type of instrument and similar in substance to the existing Indenture for the Existing Notes except for the following:

Permitted Indebtedness

Senior secured indebtedness not to exceed the sum of the following:

1.	A basket of US$20.0 million in the aggregate in the form of new working capital loans or gold forward sales; plus
2.	Current stream obligations (per Namoya PSA dated 2/27/2015 and Twangiza PSA dated 12/31/2015), with the amounts reduced by factor of 0.6 as the obligations are amortized/paid down; plus
3.	The New Senior Secured Notes; plus
4.	The Dore Loan; plus
5.	The Gramercy Gold Forward sale obligations, with the amounts reduced as the obligations are amortized/paid down; plus
6.	The New Gold Forward sale obligations, with the priority lien amounts reduced as the obligations are amortized/paid down.

Unsecured indebtedness not to exceed the sum of the following:

1.	A basket of US$20.0 million in the aggregate in the form of new working capital loans, credit facilities, or bank overdraft facilities; plus
2.	The aggregate of currently supported debt (with the amounts reduced as the obligations are amortized/paid down):
	a.	US$2,097,000 - Rawbank GFSA;
	b.	US$447,000 project vendor GFSA; plus
3.	The aggregate of currently supported debt (with the amounts reduced as the obligations are amortized/paid down, unless amounts are rolled over or immediately refinanced):
	a.	US$7,013,000 - BCDC Bank Loan
	b.	US$2,500,000 - Rawbank Bank Loan.

Banro shall be allowed to finance up to US$25 million of asset purchases with equipment financing including finance leases, with senior secured claims to the specific assets (“purchase money”). This shall include any equipment operating leases that result in lease liabilities being recognized due to proposed GAAP changes.[1]

Banro shall be allowed to finance non-recourse project debt, or to guarantee or enter into power purchase agreements on an unsecured basis, related to hydro power, wind power, and solar power solutions for its four mining licenses. Banro shall be allowed to incur lease liabilities associated with such hydro power, wind power and solar power solutions. For greater certainty, any lease liabilities associated with hydro power, wind power and solar power solutions, including those covered under IFRIC 4 are not included in the US$25 million permitted indebtedness related to equipment financing above.

Development Properties

While the New Senior Secured Notes are outstanding, Issuer shall not make any expenditures or investments allocated to its Lugushwa and Kamituga properties (collectively, the “Development Properties”), other than:

1.	Development Property expenditures and investments required to provide security, adhere to permitting and regulatory requirements and maintain the Development Properties in good standing for an aggregate of up to US$4.0 million per year;

________________________________________
1 Banro may propose a further limited carve-out for specific amounts associated with IFRIC 4 in addition to this US$25 million allowance.

	2.	In addition to the above, annual Kamituga exploration expenditures not to exceed US$2.0 million per year;
	3.	In addition to the above, a cumulative amount of US$10.0 million to advance the Lugushwa property to the Prefeasibility Study Stage (i.e. the issuance of a prefeasibility study by an internationally-recognized engineering firm) with cumulative expenditures not to exceed US$4.0 million within 12 months of the Issuance Date, US$8.0 million within 24 months of the Issuance Date and US$10.0 million thereafter; and,
	4.	In addition to (1) through (3) above, the Issuer may make additional expenditures and investments on the Development Properties in an aggregate amount not to exceed 50% of the cumulative net proceeds of equity offerings since the Issuance Date.

While the New Senior Secured Notes are outstanding, Issuer may not enter into joint venture agreement(s), or sell any equity stake or participating interest in any of the Namoya and Twangiza properties.

While the New Senior Secured Notes are outstanding, Issuer may not enter into joint venture agreement(s), or sell any equity stake or participating interest in any of the Kamituga and Lugushwa properties until the later of:

	1.	Public disclosure of a pre-feasibility study that is completed by a reputable industry-recognized expert, and
	2.	The date that is two years after the issuance date of the New Senior Secured Notes.

Events of Default
Events of Default will be standard for this type of instrument.

Other

Except as expressly allowed under the Permitted Indebtedness basket, Banro and its affiliates will not enter into any additional gold stream agreements, gold forward sales or similar type royalty transactions while the New Senior Secured Notes are outstanding. This restriction does not apply to true hedging transactions, such as future sales contracts or put options.

Cross default threshold of US$8 million upon any default under any indebtedness that has not been cured before the earlier of (i) any applicable cure period in the document that governs such indebtedness, and (ii) 30 days after such default.
Form of Instrument:	The New Senior Secured Notes will be issued as a 144A/RegS bond with unique ISIN in the Euroclear depository system with documentation to be mutually agreed. [2]
Trustee:	TSX Trust Company shall be the collateral trustee, with an administrative agent acceptable to the parties to be determined.

________________________________________
2 We note that the New Senior Secured Notes will be initially deposited with CDS and post completion of the transaction, Banro shall cause all electing noteholders to have their positions moved to Euroclear.

Governing Law:	Ontario Law.

SCHEDULE “E”

GOLD FORWARD TERM SHEET

[Attached]

Banro Corporation
Summary Terms of a gold forward in the amount of US$45 million between a subsidiary of Banro
Corporation (“Banro”), Resource Finance Works Limited (“RFW”) and funds and accounts managed by
Gramercy Funds Management LLC (“Gramercy”)

The following represents indicative terms and conditions for a Gold Forward transaction in the amount of US$45 million between Banro, RFW and Gramercy to be issued in accordance with the terms and conditions of the Support Agreement dated January 31, 2017 among the parties thereto (the “Support Agreement”). Capitalized terms used herein but not otherwise defined have the meanings ascribed to them in the Support Agreement.

New Gold Forward

Vendor:	Namoya Mining S.A.
Purchasers:	RFW – US$22.5 million
Gramercy – US$22.5 million
Nature of Transaction:	Gold forward sale of [51,879.96][3] ounces
Funding Amount:	US$45 million

The closing / funding shall be simultaneous with completion of the CBCA Plan.
Upfront Funding Fee:	Upfront cash fee equal to 50 basis points on the Funding Amount, to be paid to the Subscribers pro rata based on their subscription amounts.
Delivery Dates:	July 31, 2017 and 35 consecutive calendar monthly deliveries thereafter with deliveries no later than 5 business days after each month end.
Floor Price:	US$1,100/oz.
Total Ounces:	[51,879.96] ounces (equivalent to [1,441.110] ounces for each delivery to earn a 15% IRR)
Early Termination:	Banro has the right to terminate the forward sale arrangement early at any delivery date, in whole or in part, with a payment in cash or gold to provide an IRR from date of initial disbursement of 15%.
Refiner:	Rand Refinery, South Africa
Sales Agent:	Auramet International LLC
Use of Proceeds:	To refinance the Interim Term Loan and for new working capital and general corporate purposes, including Plan transaction costs
Change of control:	Holders have the option to require Banro to make an Early Termination payment upon a change of control.
Form of Agreement:	Forward Sale Agreement
Governing Law:	Ontario Law

6653588

________________________________________
3 The scheduled delivery of ounces will result in the 15% IRR and any changes to the estimated funding date may impact the number of ounces needed to be delivered to meet this return requirement.

SCHEDULE “F”

AUTHORIZED SHARE CAPITAL/COMMON SHARES RESERVED

[Attached]

Entity/Security	Number	Additional Information

Banro Corporation
Common shares	303,482,336	Authorized share capital consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series.
Series A Preference Shares	116,000	No common share entitlement

		No common share entitlement. These are in connection with Preferred Shares of Banro Group (Barbados) Limited. Exchange right for holder to exchange 1 Series B preference
Series B Preference Shares	1,200,000	share of Banro Corporation and 1 preferred share of Banro Group (Barbados) Limited for 1 Series A preference share of Banro Corporation.

Warrants	34,200,000	Total number of shares reserved for warrant exercises
Stock Options	19,983,211	Total number of shares reserved for stock options

Banro Group (Barbados) Limited
Common Shares	5,000,100	100% held by Banro Corporation
Preferred shares	1,200,000	These are in connection with Series B Preference Shares of Banro Corporation. Exchange right for holder to exchange 1 Series B preference share of Banro Corporation and 1 preferred share of Banro Group (Barbados) Limited for 1 Series A preference share of Banro Corporation.

Namoya (Barbados) Limited
Common Shares	1,200,000	83.3% held by Banro Group (Barbados) Limited, 16.7% held by Banro Corporation
Preferred shares	21,533.48	Entitlement to be exchanged for 31,500,000 common shares of Banro Corporation

Twangiza (Barbados) Limited
Common Shares	1,200,000	83.3% held by Banro Group (Barbados) Limited, 16.7% held by Banro Corporation
Preferred shares	21,533.48	Entitlement to be exchanged for 31,500,000 common shares of Banro Corporation

Twangiza Mining S.A.
Common Shares	1,000,000	100% held by Twangiza (Barbados) Limited

Namoya Mining S.A.
Common Shares	1,000,000	100% held by Namoya (Barbados) Limited

Affected Instruments Not Included Above
Existing Notes	175,000,000	USD notional value
Term Loan Claims	22,500,000	USD notional value
Dore Loan Claims	10,000,000	USD notional value

16.7%
(2)
Banro
Corporation
(Canada)
16.7%
(2)
100% (1)
Banro Group
(Barbados)
Limited
83.3% (2)
83.3% (2)
Namoya
(Barbados)
Limited
Twangiza
(Barbados)
Limited
100%
100%
Namoya
Mining S.A.
(DRC)
Twangiza
Mining S.A.
(DRC)

Notes to the above chart:

1. Banro Group (Barbados) Limited also has outstanding preferred shares which were issued pursuant to the US$30 million private placement financing transaction completed in April 2013.

2. Each of Namoya (Barbados) Limited and Twangiza (Barbados) Limited also has outstanding preferred shares which were issued pursuant to the US$40 million private placement financing transaction completed in February 2014 (US$20 million private placement in respect of each such subsidiary).

3. In addition to the companies set out above, Banro Corporation has two additional subsidiaries, Banro Hydro SARL (DRC incorporated) and Banro American Resources Inc. (U.S incorporated). These two subsidiaries are both wholly-owned directly by Banro Corporation and inactive.

Outstanding Instrument	Issuance Date	Expiry Date	Exercise Price	Currency	Common Shares
Options	1/20/2015	1/20/2020	0.20	CDN	5,675,000
Options	1/21/2015	1/20/2020	0.20	CDN	1,380,000
Options	2/2/2015	2/2/2020	0.20	CDN	70,000
Options	4/25/2016	4/25/2021	0.39	CDN	3,395,000
Options	5/16/2016	5/16/2021	0.42	CDN	50,000
Options	6/22/2015	6/22/2020	0.43	CDN	550,000
Options	4/29/2016	4/29/2021	0.43	CDN	28,000
Options	5/18/2016	5/18/2021	0.46	CDN	325,000
Options	5/30/2014	5/30/2019	0.80	CDN	2,410,000
Options	10/17/2013	10/17/2018	1.00	CDN	785,000
Options	10/25/2013	10/25/2018	1.00	CDN	1,150,000
Options	1/14/2014	1/19/2019	1.00	CDN	30,000
Options	7/19/2012	7/19/2017	4.20	CDN	709,000
Options	8/10/2012	8/10/2017	4.20	CDN	130,900
Options	10/16/2012	10/16/2017	4.52	CDN	68,200
Options	2/9/2012	2/9/2017	4.75	CDN	2,219,268
Options	2/13/2012	2/13/2017	4.75	CDN	1,007,843
Warrants	3/2/2012	3/1/2017	6.65	USD	8,400,000
Warrants	8/18/2014	8/18/2017	0.236	CDN	13,300,000
Warrants	2/26/2016	2/26/2019	0.23	USD	12,500,000

Totals:

Options	19,983,211
Warrants	34,200,000
54,183,211

SCHEDULE “G”

PRESS RELEASE

[Attached]

PRESS RELEASE

BANRO ANNOUNCES EXECUTION OF SUPPORT AGREEMENT
FOR RECAPITALIZATION TRANSACTIONS

Toronto, Canada – January •, 2017 – Banro Corporation (“Banro” or the “Company”) (NYSE MKT - "BAA"; TSX - "BAA") today announced that it has entered into a support agreement (the “Support Agreement”) with major stakeholders to recapitalize the Company by refinancing a total of US$207.5 million of outstanding debt, equitizing the outstanding preferred shares and raising US$45 million by way of a gold forward sale (the “Recapitalization”). This Recapitalization is expected to reduce debt, improve liquidity, and position the Company to optimize operations and enhance its substantial gold mining assets in the Democratic Republic of the Congo (the “DRC”).

The Recapitalization contemplates (a) the refinancing of the maturing US$175 million senior secured notes (“Existing Notes”) and US$22.5 million loan (“Term Loan”) with new US$197.5 million senior secured notes (“New Notes”) with a 4-year maturity, (b) the conversion of the outstanding exchangeable preferred shares (“Exchangeable Preferred Shares”) and gold-linked preferred shares (“Gold-Linked Preferred Shares”) of Banro and certain of its subsidiaries into common shares of the Company (“Common Shares”), (c) the execution of a gold forward sale agreement to raise US$45 million to be used for working capital and general corporate purposes, including to fund transaction costs and repay an interim loan facility (referred to below), and (d) the extension of the maturity dates on an existing US$10 million loan (the “Dore Loan”) from July 15, 2018 and September 1, 2018 to March 1, 2020.

Banro intends to implement the Recapitalization by way of a corporate plan of arrangement (a “Plan”) under the Canada Business Corporations Act (the “CBCA”). Banro will continue to operate in the ordinary course of business; trade payables, employees, banks and operations in the DRC and Canada will be unaffected by the Recapitalization and the Plan.

Banro explored a number of potential alternatives to refinance outstanding instruments with upcoming maturities while improving its capital structure and, after that process, concluded that the Recapitalization represents the best available alternative to maximize and preserve value for Banro and its stakeholders.

The board of directors of Banro has determined that the Recapitalization offers benefits to the Company and is in the best interests of Banro and its stakeholders. The Recapitalization will provide stability for all of Banro’s stakeholders and mitigate risks associated with upcoming debt maturities. Banro’s board of directors unanimously recommends that all holders of Existing Notes (“Existing Noteholders”) and shareholders support the Recapitalization.

“We are pleased to have reached agreement with our key stakeholders on the terms of a recapitalization that will strengthen the Company and enhance the long-term viability of our business without impacting our continued operations,” said Dr. John Clarke, President and CEO. “The recapitalization will result in an improved balance sheet and position us to improve working capital, continue optimizing the current operations and advance the development projects, all of which are expected to contribute substantially to the long term value of the Company.”

The major stakeholders (the “Supporting Parties”) who entered into the Support Agreement for the Recapitalization represent approximately 78% of the outstanding Existing Notes, 100% of the Term Loan, 100% of the Dore Loan and 97% of the outstanding preferred shares. Subject to the terms and conditions of the Support Agreement, and following its own independent evaluation, each of the Supporting Parties has agreed to support and vote in favour of the Recapitalization.

Implementation of the Recapitalization remains subject to successfully obtaining all required approvals, including Existing Noteholder approval (which is expected to be received as Noteholders in excess of the required threshold have signed the Support Agreement and committed to vote in favour of the Recapitalization), shareholder approval, court approval of the Plan under the CBCA and Toronto Stock Exchange and NYSE MKT approvals. It is a condition to the implementation of the Plan that the Company’s listing on the TSX and NYSE MKT be maintained. If all requisite approvals are obtained, the Plan will bind all Existing Noteholders. Banro can give no assurances at this time that the Recapitalization will be completed. The outside date under the Support Agreement for completing the Recapitalization is April 14, 2017.

The key features of the Plan include the following:

•

The Supporting Parties would be required to exchange the Existing Notes held by them (including any Existing Notes acquired pursuant to the cash election referred to below), and the Term Loan, into New Notes (as described below) in a par for par exchange and Common Shares (as described below), plus a cash payment of accrued but unpaid interest.

•

Remaining holders of Existing Notes who are not Supporting Parties would be required to opt for either (a) a cash election under the Plan whereby RFW (as defined below) would purchase the Existing Notes held by holders who make such election at 75% of par value thereof, plus accrued interest from March 1, 2017, or (b) an exchange into New Notes with a par for par exchange (and associated Common Shares as described below) for the Existing Notes, plus a cash payment of accrued but unpaid interest from March 1, 2017. The Company intends to make the March 1, 2017 interest payment on the Existing Notes in the ordinary course.

•

Each holder of the New Notes will be issued 575.11449 Common Shares (rounded down to the nearest whole number) per US$1,000 principal amount of the New Notes (in aggregate, equivalent to approximately 10% of the Common Shares post-Recapitalization on a fully-diluted basis).

•

The Dore Loan will be amended to extend the maturity dates from July 15, 2018 and September 1, 2018 to March 1, 2020, with all other terms unchanged. The Dore Loan will be secured by a lien ranking pari passu with the New Notes.

•

Holders of the Exchangeable Preferred Shares and the Gold-Linked Preferred Shares would exchange such shares for Common Shares (representing in aggregate approximately 60% of the Common Shares post-Recapitalization on fully-diluted basis) on a pro rata basis using the following values:

-	with respect to the Exchangeable Preferred Shares, the sum of the face value of the Exchangeable Preferred Shares (being approximately US$43.1 million) plus any accrued but unpaid dividends; and

-

with respect to the Gold-Linked Preferred Shares, the sum of the “Liquidation Preference” value (as defined in the articles that contain the attributes of such shares) at January 20, 2017 (being approximately US$27.7 million) of the Gold Linked Preferred Shares plus any accrued but unpaid dividends up to the implementation date of the Recapitalization not otherwise included in the Liquidation Preference value.

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•

RFW and “Gramercy” (defined below) will purchase from a subsidiary of Banro a US$45 million gold forward (the “RFW-Gramercy Gold Forward”). The RFW-Gramercy Gold Forward sale proceeds will be used for working capital and general corporate purposes, including to fund transaction costs and repay an interim loan facility (referred to below). The RFW-Gramercy Gold Forward will be secured with a lien ranking senior to the New Notes and pari passu with the obligations pursuant to the existing Gramercy gold forward sale (the “Gramercy Gold Forward”).

•	Outstanding stock options of Banro with an exercise price per share of Cdn$0.80 or higher will be cancelled.

•	Existing shareholders, together with existing warrants and options not cancelled, will in aggregate retain approximately 30% of the Common Shares of the Company on a fully-diluted basis.

Subject to the negotiation of definitive documentation, Gramercy will enter into a new term loan with a subsidiary of Banro (the “Interim Term Loan”) with a principal amount of US$6.5 million, an interest rate of 15% per annum and a maturity date of April 14, 2017. The Interim Term Loan will be secured with a senior priority lien ranking pari passu with the Gramercy Gold Forward. The Interim Term Loan will be exchanged for part of Gramercy’s interest in the RFW-Gramercy Gold Forward on closing of the Recapitalization, at which time interest will be payable in cash.

The principal terms of the New Notes (of which US$197.5 million principal amount will be outstanding upon implementation of the Recapitalization) will be as follows:

•	The maturity date will be March 1, 2021.

•

Interest will accrue at 10% per annum and will be payable in arrears based on 30/360 day basis on the first day of March, June, September and December through the maturity date; provided, however, that if Banro’s trailing earnings before interest, taxes, depreciation and amortization for the previous four quarters as determined at the record date for each interest payment (i) is at least US$90 million but not more than US$100 million, the interest rate for the following quarter shall be increased to 11% per annum, and (ii) is at least US$100 million, the interest rate for the following quarter shall be increased to 12% per annum.

•

The New Notes will be secured with a second priority senior secured lien ranking over all present and after acquired property of Banro and will rank pari passu with respect to payment and security with the Dore Loan.

•	Banro will repay the principal amount at par as follows under the New Notes:

-	on the second anniversary of the issuance date: 10% of outstanding principal amount;
-	on the third anniversary of the issuance date: 10% of outstanding principal amount; and
-	at maturity: the remaining balance.

•	Banro can voluntarily call the New Notes, in full or in part, as follows:

-	at a price of 110.0% of principal amount up until the first anniversary of the issuance date;
-	at a price of 107.5% of principal amount on/after the first anniversary of the issuance date until but not including the second anniversary of the issuance date, plus accrued interest;

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-	at a price of 105.0% of principal amount on/after the second anniversary of the issuance date until but not including the third anniversary of the issuance date, plus accrued interest;
-	at a price of 102.5% of principal amount on/after the third anniversary of the issuance date until but not including the 42 month anniversary of the issuance date, plus accrued interest; and
-	at a price of 100.0% of principal amount on/after the 42 month anniversary of the issuance date, plus accrued interest.

•	Holders of the New Notes will have the option to require the Company to redeem all the New Notes at a price of 101% of outstanding principal amount plus accrued interest upon a change of control.

The RFW-Gramercy Gold Forward transaction provides for the prepayment by the purchasers of US$45 million for their purchase of a total of 51,879.96 ounces of gold from the Namoya mine, with gold deliveries over 36 months beginning in July 2017, at 1,441.11 ounces of gold per month. The forward sale may be terminated at any time upon a payment in cash or gold to provide an IRR of 15% to RFW and Gramercy. The terms of the forward sales also include a gold floor price mechanism whereby, if the gold price falls below US$1,100 per ounce in any month, additional ounces are deliverable to ensure an effective realized gold price of US$1,100 per ounce for that month’s gold delivery.

Each of the Supporting Parties will be entitled to a Plan Support Agreement fee equal to 0.25% on all securities and loan facilities held by them which are affected pursuant to the Recapitalization upon implementation of the Plan. In addition, each of RFW and Gramercy will be entitled to a funding fee equal to 0.50% of the amount advanced by it under the RFW-Gramercy Gold Forward.

Following the implementation of the Recapitalization, it is anticipated that the Company will have approximately 1,099,000,000 Common Shares outstanding on an undiluted basis and approximately 1,136,000,000 Common Shares outstanding on a fully-diluted basis. Supporters of the Plan include Resource FinanceWorks Limited, RFW Banro Investments Limited, Baiyin International Investment Limited and affiliates thereof within the direct or indirect control of Baiyin Nonferrous Group Company, Limited (collectively “RFW”), certain funds and accounts under management by Gramercy Funds Management LLC (“Gramercy”) and certain funds and accounts under management by BlackRock Investment Management (UK) Limited (“BlackRock”), who would own approximately 30%, 30% and 14%, respectively, of the outstanding Common Shares upon implementation of the Recapitalization.

On implementation of the Recapitalization, each of Gramercy and RFW will have the right to appoint one director to the board of directors of Banro; however, Banro intends to maintain a majority of independent directors on its board.

The Recapitalization is expected to be implemented in April 2017, subject to successfully obtaining all required regulatory, Existing Noteholder, shareholder and court approvals.

The Company is being advised by Norton Rose Fulbright Canada LLP (Canada) and Dorsey & Whitney LLP (U.S.), Gramercy is being advised by Goodmans LLP (Canada) and Paul, Weiss, Rifkind, Wharton & Garrison LLP (U.S.), RFW is being advised by Fasken Martineau DuMoulin LLP and BlackRock is being advised by Osler, Hoskin & Harcourt LLP.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and on production at its second gold mine at Namoya, where commercial production was declared effective January 1, 2016. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. All business activities are followed in a socially and environmentally responsible manner.

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Cautionary Note Concerning Forward-Looking Statements

This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the proposed implementation of the Recapitalization and the anticipated effect of the Recapitalization on the Company’s operations and financial condition) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: the risk that the Company will be unable to obtain all approvals necessary for implementation of the Recapitalization or may not be able to satisfy the other conditions to the completion of the Recapitalization contained in the Support Agreement; uncertainty of estimates of capital and operating costs, production estimates and estimated economic return of the Company’s projects; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than expected; uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 28, 2016 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

For further information, please visit our website at www.banro.com, or contact:

Martin Jones
+1 (416) 366-2221, Ext. 3213
+1-800-714-7938, Ext. 3213
info@banro.com

5

SCHEDULE “H”

PERMITTED PRINCIPAL REPAYMENTS

[Attached]

Principal Repayments

Lender	Borrower	Amount (USD $000s	)
BCDC	Namoya	1,486
Rawbank	Namoya	626
Rawbank	Twangiza	626

Notes:

1. Period covered with amounts above pertain January 24, 2017 to March 31, 2017.
2. The Company's gold forward sale and stream agreements have not been considered in the above.
3. The Company's leases and equipment financing have not been considered in the above.